Exhibit 99.1

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

:
In re:	:	Chapter 11
:
PACIFIC DRILLING S.A., et al.,	:	Case No. 17-13193 (MEW)
:
	:	(Jointly Administered)
Debtors[1]	:
:
:

JOINT PLAN OF REORGANIZATION

FOR PACIFIC DRILLING S.A. AND CERTAIN OF ITS

AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

Albert Togut
Frank A. Oswald
Kyle J. Ortiz
Charles M. Persons

TOGUT, SEGAL & SEGAL LLP
One Penn Plaza
New York, New York 10119
(212) 594-5000

Counsel for the Debtors and Debtors in Possession

Dated:    July 31, 2018
New York, New York

1         The Debtors in these chapter 11 cases and, if applicable, the last four digits of their U.S. taxpayer identification numbers are:  Pacific Drilling S.A., Pacific Drilling (Gibraltar) Limited, Pacific Drillship (Gibraltar) Limited, Pacific Drilling, Inc. (1524), Pacific Drilling Finance S.à r.l., Pacific Drilling Limited, Pacific Drillship S.à r.l., Pacific Sharav S.à r.l. (2431), Pacific Drilling VII Limited, Pacific Drilling V Limited, Pacific Drilling VIII Limited, Pacific Scirocco Ltd. (0073), Pacific Bora Ltd. (9815), Pacific Mistral Ltd., Pacific Santa Ana (Gibraltar) Limited, Pacific Drilling Operations Limited (9103), Pacific Drilling Operations, Inc. (4446), Pacific Santa Ana S.à r.l. (6417), Pacific Drilling, LLC (7655), Pacific Drilling Services, Inc. (5302), Pacific Drillship Nigeria Limited (0281) and Pacific Sharav Korlátolt Felelősségű Társaság.

TABLE OF CONTENTS

		Page
ARTICLE I

DEFINED TERMS AND RULES OF INTERPRETATION

ARTICLE II

ADMINISTRATIVE EXPENSE AND PRIORITY CLAIMS

2.1	Administrative Claims	22
2.2	Priority Tax Claims	22
2.3	Professional Fee Claims	23

ARTICLE III

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

3.1	Classification in General	23
3.2	Summary of Classification	23
3.3	Treatment of Classes	25
3.4	Alternative Treatment	31
3.5	Special Provision Regarding Unimpaired Claims	32

ARTICLE IV

ACCEPTANCE OR REJECTION OF THIS PLAN

4.1	Acceptance by Class Entitled to Vote	32
4.2	Presumed Acceptance of this Plan	32
4.3	Presumed Rejection of this Plan	32
4.4	Elimination of Classes	32
4.5	Cramdown	32

ARTICLE V

MEANS FOR IMPLEMENTATION OF THIS PLAN

5.1	Continued Corporate Existence and Vesting of Assets	33
5.2	Sources of Cash for Distributions and Operations	34
5.3	Cancellation of Existing Securities and Agreements	34
5.4	Cancellation of Certain Existing Security Interests	35
5.5	RCF Payment	35

i

5.6	SSCF Payment	35
5.7	New First Lien Notes	35
5.8	New Second Lien PIK Toggle Notes	36
5.9	New Intercreditor Agreement	38
5.10	Rights Offering & Private Placement	38
5.11	Restructuring Transactions	39
5.12	Intercompany Interests	40
5.13	Intercompany Claims	40
5.14	Issuance of New Common Shares	40
5.15	Exemption from Registration	40
5.16	Officers and Boards of Directors	41
5.17	Management Incentive Plan	42
5.18	New Shareholders Agreement	42
5.19	Corporate Action	42
5.20	Effectuating Documents; Further Transactions	42
5.21	Preservation of Retained Actions	43
5.22	Exemption from Certain Transfer Taxes and Recording Fees	43
5.23	Waiver of Certain Claims	43
5.24	Further Authorization	44
5.25	Indenture Trustee Fees and Expenses	44

ARTICLE VI

DISTRIBUTIONS

6.1	Distributions Generally	44
6.2	No Postpetition or Default Interest on Claims	44
6.3	Date of Distributions	45
6.4	Distribution Record Date	45
6.5	Disbursing Agent	45
6.6	Delivery of Distributions	45
6.7	Unclaimed Property	47
6.8	Satisfaction of Claims	48
6.9	Manner of Payment Under Plan	48
6.10	Fractional Shares and Notes and De Minimis Cash Distributions	48
6.11	No Distribution in Excess of Amount of Allowed Claim	48
6.12	Allocation of Distributions Between Principal and Interest	48
6.13	Setoffs and Recoupments	49
6.14	Rights and Powers of Disbursing Agent	49
6.15	Withholding and Reporting Requirements	49
6.16	Claims Paid or Payable by Third Parties	50

ARTICLE VII

PROCEDURES FOR DISPUTED CLAIMS

7.1	Allowance of Claims	51
7.2	Objections to Claims	51
7.3	Estimation of Claims	52
7.4	No Distributions Pending Allowance	52
7.5	Resolution of Claims	52
7.6	Disallowed Claims	52

ARTICLE VIII

TREATMENT OF EXECUTORY CONTRACTS
AND UNEXPIRED LEASES

8.1	Assumption of Executory Contracts and Unexpired Leases	53
8.2	D&O Liability Insurance Policies	53
8.3	Indemnification	53
8.4	Employee Benefit Plans and Agreements	54
8.5	Cure of Defaults Under Assumed Contracts	54

ARTICLE IX

CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THIS PLAN

9.1	Conditions Precedent to Confirmation of the Plan	54
9.2	Conditions Precedent to the Effective Date	55
9.3	Waiver of Conditions Precedent	56
9.4	Effect of Failure of Conditions	56

ARTICLE X

EFFECT OF PLAN CONFIRMATION

10.1	Binding Effect	57
10.2	Releases and Related Matters	57
10.3	Discharge of the Debtors	59
10.4	Injunction	60
10.5	Exculpation and Limitation of Liability	61
10.6	Term of Bankruptcy Injunction or Stays	61
10.7	Post-Confirmation Date Retention of Professionals	61

ARTICLE XI

RETENTION OF JURISDICTION

11.1	Retention of Jurisdiction.	62
11.2	Jurisdiction for Certain Other Agreements	63

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.1	Payment of Statutory Fees	64
12.2	Amendment or Modification of this Plan	64
12.3	Substantial Consummation	64
12.4	Severability of Plan Provisions	64
12.5	Successors and Assigns	64
12.6	Revocation, Withdrawal, or Non-Consummation	65
12.7	Governing Law	65
12.8	Time	65
12.9	Immediate Binding Effect	65
12.10	Entire Agreement	65
12.11	Notice	66
12.12	Exhibits	66
12.13	Filing of Additional Documents	66
12.14	Conflicts	67

INTRODUCTION

Pacific Drilling S.A. (“PDSA”) and certain of its affiliates, as debtors and debtors in possession (the “Debtors”), propose the following joint plan of reorganization for the resolution of the outstanding Claims against and Interests in the Debtors.  Reference is made to the Disclosure Statement for a discussion of (i) the Debtors’ history, business, and operations, (ii) a summary and analysis of this Plan, and (iii) certain related matters, including risk factors relating to the consummation of this Plan.  Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, the Debtors reserve the right to alter, amend, modify, revoke, or withdraw this Plan, with the consent of the Required Consenting Creditors, prior to its substantial consummation.

ARTICLE I

DEFINED TERMS AND RULES OF INTERPRETATION

Defined Terms.  As used herein, capitalized terms shall have the meanings set forth below.  Any term that is not otherwise defined herein, but that is used in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning given to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1.1          2017 Noteholders means, collectively, the record holder of and owners of beneficial interests in the 2017 Notes.

1.2          2017 Notes means those certain 7.250% senior secured notes due 2017 issued by PDV pursuant to the 2017 Notes Indenture.

1.3          2017 Notes Claims Allocation means the (x) Market Value of the 2017 Notes Claims, divided by (y) the Equitizing Securities’ Aggregate Market Value.

1.4          2017 Notes Indenture means that certain Indenture dated November 28, 2012 among PDV as issuer, PDSA as guarantor, and the 2017 Notes Indenture Trustee (as amended, supplemented or otherwise modified from time to time).

1.5          2017 Notes Indenture Trustee means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, collateral agent and in each other capacity for which it serves under or in connection with the 2017 Notes; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

1.6          2020 Noteholders means, collectively, the record holder of and owners of beneficial interests in the 2020 Notes.

1.7          2020 Notes means those certain 5.375% senior secured notes due 2020 issued by PDSA on June 3, 2013 pursuant to the 2020 Notes Indenture.

1.8          2017 Notes Claim means a Claim arising out of or related to the 2017 Notes and the 2017 Notes Indenture.

1.9          2020 Notes Claims Allocation means the (x) Market Value of the 2020 Notes Claims, divided by (y) the Equitizing Securities’ Aggregate Market Value.

1.10        2020 Notes Indenture means that certain Indenture dated June 3, 2013 among PDSA, the Pool A Guarantors, and the 2020 Notes Indenture Trustee (as amended, supplemented or otherwise modified from time to time).

1.11        2020 Notes Indenture Trustee means Deutsche Bank Trust Company Americas in its capacity as indenture trustee and in each other capacity for which it serves under or in connection with the 2020 Notes; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

1.12        2020 Notes Claim means a Claim arising out of or related to the 2020 Notes and the 2020 Notes Indenture.

1.13        Accrued Professional Compensation means, at any date, and regardless of whether such amounts are billed or unbilled, all of a Professional’s accrued and unpaid fees (including success fees) and reimbursable expenses for services rendered in the Chapter 11 Cases through and including such date, whether or not such Professional has filed a fee application for payment of such fees and expenses, (i) all to the extent that any such fees and expenses have not been previously paid (regardless of whether a fee application has been filed for any such amount) and (ii) after applying any retainer that has been provided by the Debtors to such Professional and not previously applied.  No amount of a Professional’s fees and expenses denied under a Final Order shall constitute Accrued Professional Compensation.

1.14        Ad Hoc Group means those certain 2017 Noteholders, 2020 Noteholders, and Term Loan B Lenders identified in the Third Amended Verified Statement of the Ad Hoc Group of Debtholders Pursuant to Bankruptcy Rule 2019 dated July 26, 2018 [Docket No. 441].

1.15        Administrative Claim means a Claim for costs and expenses of administration of the Chapter 11 Cases under sections 328, 330, 363, 364(c)(1), 365, 503(b), or 507(b) of the Bankruptcy Code, including, but not limited to:  (a) any actual and necessary costs and expenses, incurred on or after the Petition Date and through the Effective Date, of preserving the Estates and operating the businesses of the Debtors;  (b) Professional Fee Claims;  (c) all fees and charges assessed against the Estates under chapter 123 of title 28 of the United States Code;  and (d) all other Claims entitled to administrative Claim status pursuant to an order of the Bankruptcy Court.

1.16        Administrative Claims Bar Date means the first Business Day that is thirty (30) days following the Effective Date, except as otherwise specifically set forth in this Plan.

1.17        Administrative Claims Objection Bar Date means the first Business Day that is 120 days following the Effective Date, except as otherwise specifically set forth in this Plan;  provided, that the Administrative Claims Objection Bar Date may be extended pursuant to an order of the Bankruptcy Court upon a motion filed by the Reorganized Debtors after notice and a hearing.

1.18        Affiliate means, with respect to any Person, “affiliate” as defined in section 101(2) of the Bankruptcy Code, as if such Person were a Debtor.

1.19        Allowed means, with respect to a Claim against any Debtor, except as otherwise provided herein, (a) a Claim that is (i) listed in the Schedules as of the Effective Date as neither disputed, contingent, nor unliquidated, and for which no Proof of Claim has been timely filed, or (ii) evidenced by a valid Proof of Claim or request for payment of Administrative Claim, as applicable, filed by the applicable Bar Date, and as to which the Debtors or other parties in interest have not filed an objection to the allowance thereof by the Claims Objection Deadline, or (b) a Claim that is Allowed under this Plan or any stipulation or settlement approved by, or Final Order of, the Bankruptcy Court;  provided,  however, that any Claims allowed solely for the purpose of voting to accept or reject this Plan pursuant to an order of the Bankruptcy Court will not be considered “Allowed Claims” under this Plan.  Notwithstanding the foregoing, a Claim shall not be Allowed and shall not be entitled to a distribution under this Plan to the extent it has been satisfied prior to the Effective Date.  If a Claim is Allowed only in part, references to Allowed Claims include and are limited to the Allowed portion of such Claim.  Notwithstanding anything to the contrary herein, no Claim that is disallowed in accordance with Bankruptcy Rule 3003 or section 502(d) of the Bankruptcy Code is Allowed and each such Claim shall be expunged without further action by the Debtors and without further notice to any party or action, approval, or order of the Bankruptcy Court.

1.20        Agents means, collectively, the 2017 Notes Indenture Trustee, the 2020 Notes Indenture Trustee, Pari Passu Collateral Agent, the RCF Administrative Agent, the SSCF Administrative Agent and the Term Loan B Administrative Agent.

1.21        Amended By-Laws means, with respect to a Reorganized Debtor, where applicable, such Reorganized Debtor’s amended or amended and restated by-laws or operating agreement, a substantially final form of which will be contained in the Plan Supplement to the extent they contain material changes to the existing documents.

1.22        Amended Certificate of Incorporation means, with respect to each Reorganized Debtor, where applicable, such Reorganized Debtor’s amended or amended and restated certificate of incorporation, or certificate of formation, a substantially final form of which will be contained in the Plan Supplement.

1.23        Assumed Contracts means those Executory Contracts and Unexpired Leases to be assumed by the applicable Reorganized Debtors pursuant to the Plan.

1.24        Avoidance Action means any claim or Cause of Action of an Estate arising out of or maintainable pursuant to sections 510, 541, 542, 543, 544, 545, 547, 548, 549, 550, 551, or 553 of the Bankruptcy Code or under any other similar applicable law, regardless of whether or not such action has been commenced prior to the Effective Date.

1.25        Ballot means each of the ballot forms distributed to each Holder of a Claim that is entitled to vote to accept or reject this Plan and on which the Holder is to indicate, among other things, acceptance or rejection of this Plan.

1.26        Bankruptcy Code means title 11 of the United States Code, as now in effect or hereafter amended, to the extent such amendments apply to the Chapter 11 Cases.

1.27        Bankruptcy Court means the United States Bankruptcy Court for the Southern District of New York.

1.28        Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as now in effect or hereafter amended.

1.29        Bar Date means, as applicable:  (i) the General Bar Date;  (ii) the later of (a) the General Bar Date and (b) 5:00 p.m. (prevailing Eastern Time) on the date that is thirty (30) days after entry of a Bankruptcy Court order pursuant to which Executory Contracts or Unexpired Leases are rejected for Claims arising from such rejected agreements;  (iii) the later of (a) the General Bar Date and (b) 5:00 p.m. (prevailing Eastern Time) on the date that is thirty (30) days after the date that notice of any applicable amendment or supplement to the Schedules is served on a claimant for those Claims affected by any such amendment or supplement to the Schedules;  and (iv) May 11, 2018 at 5:00 p.m. (prevailing Eastern Time) for Governmental Units.

1.30        Bar Date Order means the Order Establishing Bar Dates for Filing Proofs of Claim and Approving Form and Manner of Notice Thereof [Docket No. 253].

1.31        Business Day means any day, other than a Saturday, Sunday, or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

1.32        Cash means legal tender of the United States of America and equivalents thereof.

1.33        Cause of Action means any action, proceeding, agreement, Claim, cause of action, controversy, demand, debt, right, action, Avoidance Action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, recoupment, cross-claim, counterclaim, third-party claim, indemnity claim, contribution claim, or any other claim, known or unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether pending in litigation or otherwise, in contract or in tort, in law or in equity or pursuant to any other theory of law, based in whole or in part upon any act or omission or other event occurring prior to the Effective Date.

1.34        Chapter 11 Case(s) means (a) when used with reference to a particular Debtor, the case under chapter 11 of the Bankruptcy Code commenced by such Debtor in the Bankruptcy Court and (b) when used with reference to all Debtors, the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors in the Bankruptcy Court.

1.35        Charging Lien means any Lien or other priority in payment to which an Indenture Trustee is entitled pursuant to the terms of an indenture or any related or ancillary document, instrument, agreement or statutory or common law against the distributions to be made to the applicable Noteholders for payment of any fees, costs or expenses (including those of its counsel) due to such Indenture Trustee.

1.36        Claim means a “claim” as defined in section 101(5) of the Bankruptcy Code.

1.37        Class means a category of Claims or Interests, as described in Article III hereof.

1.38        Confirmation means the confirmation of this Plan by the Bankruptcy Court under section 1129 of the Bankruptcy Code.

1.39        Confirmation Date means the date on which the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court.

1.40        Confirmation Hearing means the hearing held by the Bankruptcy Court pursuant to section 1128 of the Bankruptcy Code to consider confirmation of this Plan, as such hearing may be adjourned or continued from time to time.

1.41        Confirmation Order means the order of the Bankruptcy Court confirming this Plan pursuant to section 1129 of the Bankruptcy Code, which shall be in form and substance acceptable to the Debtors and the Required Consenting Creditors.

1.42        Consenting Creditors shall have the meaning set forth in the Plan Support Agreement.

1.43        Cure Amount means all costs required of the Debtors to cure any and all monetary defaults, including pecuniary losses, pursuant to Bankruptcy Code section 365, arising under any Assumed Contract.

1.44        D&O Liability Insurance Policies means all insurance policies and contracts for directors’ and officers’ liability maintained by the Debtors, including any directors’ and officers’ “tail policy.”

1.45        Debtor Release means the releases contained in Section 10.2(a) herein.

1.46        Debtors means PDSA;  PDGL;  Pacific Drillship (Gibraltar) Limited;  Pacific Drilling, Inc.;  Pacific Drilling Finance S.à r.l.;  Pacific Drilling Limited;  Pacific Drillship S.à r.l.;  Pacific Sharav S.à r.l.;  Pacific Drilling VII Limited;  PDV;  PDVIII;  Pacific Scirocco Ltd.;  Pacific Bora Ltd.;  Pacific Mistral Ltd.;  Pacific Santa Ana (Gibraltar) Limited;  Pacific Drilling Operations Limited;  Pacific Drilling Operations, Inc.;  Pacific Santa Ana S.à r.l.;  Pacific Drilling, LLC;  PDSI;  Pacific Drillship Nigeria Limited;  and Pacific Sharav Korlátolt Felelősségű  Társaság.

1.47        Disallowed means all or such part of a Claim (a) that is disallowed by a Final Order of the Bankruptcy Court or other court of competent jurisdiction or (b) proof of which was required to be filed but as to which a Proof of Claim was not timely or properly filed;  unless Allowed by the Final Order of the Bankruptcy Court or other court of competent jurisdiction.

1.48        Disbursing Agent means any entity in its capacity as a disbursing agent under Section 6.5 hereof, including any Debtor or Reorganized Debtor, as applicable, that acts in such a capacity.

1.49        Disclosure Statement means the disclosure statement (including all exhibits and schedules thereto) relating to this Plan, as amended, modified, or supplemented from time to time, and distributed contemporaneously herewith, which is in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors.

1.50        Distribution Process is defined in Section 6.6(c) hereof.

1.51        Disputed Claim means (a) any Claim as to which the Debtors have interposed an objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, or any Claim otherwise disputed by the Debtors, the Reorganized Debtors, or other party in interest in accordance with applicable law, which objection has not been withdrawn or determined by a Final Order;  (b) any Claim scheduled by the Debtors as contingent, unliquidated, or disputed;  (c) any Claim which amends a claim scheduled by the Debtors as contingent, unliquidated, or disputed;  or (d) any Claim prior to it having become an Allowed Claim.

1.52        Distribution Date means a date or dates, including the Initial Distribution Date as determined by the Disbursing Agent in accordance with the terms of this Plan, on which the Disbursing Agent makes a distribution to Holders of Allowed Claims.

1.53        Distribution Record Date means [__].

1.54        Drillships means all seven high-specification drillships delivered between 2010 and 2014:  (1) the Pacific Bora;  (2) the Pacific Scirocco;  (3) the Pacific Sharav;  (4) the Pacific Santa Ana;  (5) the Pacific Mistral;  (6) the Pacific Khamsin;  and (7) the Pacific Meltem.

1.55        Effective Date means the Business Day this Plan becomes effective as provided in Article IX hereof.

1.56        Entity means “entity” as defined in section 101(15) of the Bankruptcy Code.

1.57        Equitizing Securities’ Aggregate Market Value means the sum of the Market Values of the Term Loan B Claims, the 2020 Notes Claims and the 2017 Notes Claims.

1.58        Estate(s) means, individually, the estate of any of the Debtors and, collectively, the estates of all of the Debtors created under section 541 of the Bankruptcy Code.

1.59        Exchange Act means the Securities Exchange Act of 1934, as now in effect or hereafter amended.

1.60        Exculpated Parties means, collectively, the Released Parties.

1.61        Executory Contract means a contract to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

1.62        Exhibit means an exhibit annexed to either this Plan or as an appendix to the Disclosure Statement, as amended, modified, or supplemented from time to time.

1.63        Federal Judgment Rate means the federal judgment rate, 28 U.S.C. § 1961, in effect as of the Petition Date, compounded annually.

1.64        Final Order means an order or judgment, the operation or effect of which has not been reversed, stayed, modified, or amended, and as to which order or judgment (or any reversal, stay, modification, or amendment thereof) (a) the time to appeal, seek certiorari, or request re-argument or further review or rehearing has expired and no appeal, petition for certiorari, or request for re-argument or further review or rehearing has been timely filed, or (b) any appeal that has been or may be taken or any petition for certiorari or request for re-argument, further review, or rehearing that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed, from which certiorari was sought, or to which the request was made, and no further appeal, petition for certiorari, or request for re‑argument, further review, or rehearing has been or can be taken or granted.

1.65        General Unsecured Claim means any Claim against any Debtor other than an Administrative Claim, a Priority Tax Claim, an Other Priority Claim, an RCF Claim, an SSCF Claim, a 2017 Notes Claim, a 2020 Notes Claim, a Term Loan B Claim, a Section 510(b) Claim, or an Intercompany Claim.

1.66        General Bar Date means May 1, 2018 at 5:00 p.m. (prevailing Eastern Time), the date by which each Holder of a Claim against any of the Debtors must file a Proof of Claim unless such Claim falls within one of the exceptions set forth in the Bar Date Order.

1.67        Governmental Unit has the meaning set forth in section 101(27) of the Bankruptcy Code.

1.68        Holder means a holder (including Noteholders) of a Claim or Interest, as applicable.

1.69        Indenture Trustee Fees and Expenses is defined in Section 5.25 hereof.

1.70        Indenture Trustee means each of the 2017 Notes Indenture Trustee and the 2020 Notes Indenture Trustee, as context requires.

1.71        Impaired means, when used in reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

1.72        Initial Distribution means the first distribution that either the Debtors or the Reorganized Debtors, as applicable, make to Holders of Allowed Claims pursuant to the terms of this Plan.

1.73        Intercompany 2018 PDOL TLB  means the loan agreement, dated as of June 3, 2013, between PDSA as lender and Pacific Drilling Operations Ltd as borrower.

1.74        Intercompany 2018 PML TLB means the loan agreement, dated as of June 3, 2013, between PDSA as lender and Pacific Mistral Ltd as borrower.

1.75        Intercompany 2018 PSAS TLB means the loan agreement, dated as of June 3, 2013, between PDSA as lender and Pacific Santa Ana S.à r.l. as borrower.

1.76        Intercompany 2020 Notes means the loan agreement, dated as of June 3, 2013, between PDSA as lender and Pacific Drilling Operations Ltd. as borrower.

1.77        Intercompany Claim means any and all Claims of a Debtor against another Debtor or non-Debtor affiliate.

1.78        Intercompany Interest means an Interest in a Debtor held by another Debtor.

1.79        Intercreditor Agreement means that certain Intercreditor Agreement, dated as of June 3, 2013, by and among the Pari Passu Collateral Agent, the Revolving Credit Agreement Agent, the Term Loan Agent, the Trustee, the Company, and each other Grantor (in each case as defined therein).

1.80        Interest means any equity security, including a limited liability company membership interest, in a Debtor as defined in section 101(16) of the Bankruptcy Code, including all issued, unissued, authorized, or outstanding shares of capital stock of the Debtors, together with any warrants, options, or contractual rights to purchase or acquire such equity securities at any time and all rights arising with respect thereto.

1.81        IRS means the Internal Revenue Service.

1.82        Lien has the meaning set forth in section 101(37) of the Bankruptcy Code.

1.83        Market Value means, with respect to any of the (a) Term Loan B Claims, (b) 2020 Notes Claims, or (c) 2017 Notes Claims, as the case may be, (x) the volume-weighted average price, expressed as a percentage (the “VWAP”), of such Claims for a period of twenty (20) Business Days commencing on the date the Disclosure Statement is filed on the docket in the Chapter 11 Cases, multiplied by (y) the aggregate pre-petition balance of such Claims; provided, that the VWAP of the Term Loan B Claims shall be deemed to be the deemed VWAP of the 2020 Notes Claims; provided, further, that the VWAP of the 2017 Notes Claims shall be deemed to be adjusted by an amount necessary to be not more than 14 cents greater than the VWAP of the 2020 Notes Claims (without giving effect to any adjustment pursuant to this definition), and the VWAP of the 2020 Notes Claims shall be deemed to be adjusted by an amount necessary to be not less than 9 cents less than the deemed VWAP of the 2017 Notes Claims.

1.84        Management Incentive Plan means a management incentive plan adopted by the Reorganized Debtors after the Effective Date, which shall provide equity-based compensation in an amount not to exceed 10.0% of the aggregate amount of New Common Shares.

1.85        New Boards means, collectively, the initial board of directors, members, or managers, as applicable, of each Reorganized Debtor.

1.86        New Common Shares means common shares in [Reorganized PDSA]1 issued and outstanding on the Effective Date after giving effect to all the Restructuring Transactions.

1.87        New First Lien Notes means those certain new first lien notes that mature five years following their issuance pursuant to the New First Lien Notes Indenture in the initial aggregate principal amount of $700 million (a portion of such proceeds will be used to pay the New First Lien Note Fees), which shall be secured by a first-priority security interest in and Lien on certain of the Reorganized Debtors’ assets, all as substantially set forth in the commitment letter, term sheet and fee letter for such arrangement attached as Annex 2 to Exhibit A to the Plan Support Agreement.

1.88        New First Lien Notes Commitment Party means, the party or parties, if any, providing a commitment to purchase the New First Lien Notes.

1.89        New First Lien Notes Documentation means, collectively, the New First Lien Notes Indenture and each other agreement, security agreement, pledge agreement, collateral assignment, mortgage, control agreement, guarantee, certificate, document, or instrument executed and/or delivered in connection with the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, supplemented, or replaced from time to time, and which shall be satisfactory to the Debtors, the Required Consenting Creditors, the New First Lien Notes Commitment Party, and the New First Lien Notes Indenture Trustee.

1.90        New First Lien Notes Indenture means that certain Indenture, to be dated as of the Effective Date, by and among [Reorganized PDSA] and the New First Lien Notes Indenture Trustee, the form of which shall be contained in the Plan Supplement and the terms of which shall include substantially those set forth in the commitment letter, term sheet and fee letter of such agreement attached as Annex 2 to Exhibit A to the Plan Support Agreement.

1         Subject to change to comply with applicable Luxembourg law.

1.91        New First Lien Notes Indenture Trustee means [___] or its successors or assigns, solely in their capacity as indenture trustee under the New First Lien Notes Indenture.

1.92        New First Lien Notes Fees means any fees payable to New First Lien Notes Commitment Party, the New First Lien Notes Indenture Trustee, and the New First Lien Noteholders pursuant to the New First Lien Notes Documentation.

1.93        New First Lien Noteholders means, collectively, the holders of the New First Lien Notes on the Effective Date.

1.94        New Intercreditor Agreement means that certain Intercreditor Agreement to be dated as of the Effective Date, by and among [Reorganized PDSA,] the New First Lien Notes Indenture Trustee, and the New Second Lien PIK Toggle Notes Indenture Trustee, the form of which shall be attached as Annex 4 to Exhibit A of the Plan Support Agreement.

1.95        New Second Lien PIK Toggle Notes means the New Second Lien PIK Toggle Notes that mature seven (7) years following their issuance, issued pursuant to the New Second Lien PIK Toggle Notes Indenture in the initial aggregate principal amount of $300.0 million, which shall be secured by a second-priority security interest in and lien on certain of the Reorganized Debtors’ assets, all as substantially set forth in the term sheet for such agreement attached as Annex 3 to Exhibit A to the Plan Support Agreement.

1.96        New Second Lien PIK Toggle Notes Commitment Agreement means that certain Commitment Agreement to be entered into by PDSA before the Effective Date, which shall be in form and substance acceptable to the Debtors and the Required Consenting Creditors and provided in the Plan Supplement.

1.97        New Second Lien PIK Toggle Notes Commitment means the commitment by the New Second Lien PIK Toggle Notes Commitment Parties pursuant to the New Second Lien PIK Toggle Notes Commitment Agreement to purchase any uncommitted New Second Lien PIK Toggle Notes in the event that PDSA or Reorganized PDSA, as applicable, has not received commitments prior to the Effective Date to purchase the full $300.0 million of New Second Lien PIK Toggle Notes.

1.98        New Second Lien PIK Toggle Notes Commitment Parties means the members of the Ad Hoc Group providing the New Second Lien PIK Toggle Notes Commitment pursuant to the New Second Lien PIK Toggle Notes Commitment Agreement.

1.99        New Second Lien PIK Toggle Notes Commitment Fee means a fee equal to 8.0% of the initial aggregate principal amount of New Second Lien PIK Toggle Notes of $300.0 million, which shall be paid in full in New Second Lien PIK Toggle

Notes pursuant to the New Second Lien PIK Toggle Notes Commitment Agreement on the Effective Date.

1.100      New Second Lien PIK Toggle Notes Documentation means, collectively, the New Second Lien PIK Toggle Notes Indenture and each other agreement, security agreement, pledge agreement, collateral assignment, mortgage, control agreement, guarantee, certificate, document, or instrument executed and/or delivered in connection with the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, supplemented, or replaced from time to time, and which shall be satisfactory to the Debtors, the Required Consenting Creditors, and the New Second Lien PIK Toggle Notes Indenture Trustee.

1.101      New Second Lien PIK Noteholders means, collectively, the holders of the New Second Lien PIK Toggle Notes on the Effective Date.

1.102      New Second Lien PIK Toggle Notes Indenture means that certain Indenture, to be dated as of the Effective Date, by and among [Reorganized PDSA], as issuer, and the New Second Lien PIK Toggle Notes Indenture Trustee, the form of which shall be contained in the Plan Supplement and the terms of which shall include substantially those set forth in the term sheet for such agreement attached as Annex 3 to Exhibit A to the Plan Support Agreement.

1.103      New Second Lien PIK Toggle Notes Indenture Trustee means [__] or its successors and assigns, solely in their capacity as indenture trustee under the New Second Lien PIK Toggle Notes Indenture.

1.104      New Secured Debt Agreements means collectively, the New First Lien Notes Indenture and the New Second Lien PIK Toggle Notes Indenture.

1.105      New Secured Debt Documents means collectively, the New First Lien Notes Documentation and the New Second Lien PIK Toggle Notes Documentation.

1.106      New Shareholders Agreement means that certain shareholders’ agreement that will govern matters related to the governance of the Reorganized Debtors, a draft of which shall be included in the Plan Supplement and which shall be in form and substance satisfactory to the Required Consenting Creditors, in consultation with the Debtors.

1.107      Noteholders means either or both of the 2017 Noteholders and the 2020 Noteholders, as context requires.

1.108      Other Priority Claim means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or Priority Tax Claim.

1.109      Other Secured Claim means any Secured Claim against the Debtors other than a Secured Tax Claim, RCF Claim, Term Loan B Claim, 2017 Notes Claim, 2020 Notes Claim, or SSCF Claim, provided,  that for the avoidance of doubt, the Zonda Claims shall not constitute Other Secured Claims.

1.110      Pacific Drilling means, collectively, the Debtors and their non-Debtor affiliates.

1.111      Pari Passu Collateral Agent means the collateral agent under the Intercreditor Agreement.

1.112      PDGL means Debtor Pacific Drilling (Gibraltar) Limited, a privately-held company limited by shares organized under the laws of Gibraltar.

1.113      PDSA means Debtor Pacific Drilling S.A., a publicly-traded limited liability company (société anonyme) organized under the laws of Luxembourg.

1.114      PDSI means Debtor Pacific Drilling Services Inc., a privately-held Delaware corporation.

1.115      PDV means Debtor Pacific Drilling V Limited, a privately-held British Virgin Islands company limited by shares.

1.116      PDVIII means Debtor Pacific Drilling VIII Limited, a privately-held British Virgin Islands company limited by shares.

1.117      Person means an individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited liability partnership, trust, estate, unincorporated organization, or other entity.

1.118      Petition Date means November 12, 2017, the date on which the Debtors filed their voluntary chapter 11 petitions commencing these Chapter 11 Cases.

1.119      PIDWAL means non-Debtor Affiliate Pacific International Drilling West Africa Limited, a privately-held Nigerian registered limited liability company.

1.120      Plan means this chapter 11 plan of reorganization, including the Exhibits and all supplements, appendices, and schedules hereto, either in its current form or as the same may be altered, amended, supplemented, or modified from time to time, which shall be in form and substance acceptable to the Debtors and the Required Consenting Creditors.

1.121      Plan Document means any of the documents, other than this Plan, to be executed, delivered, assumed, or performed in connection with the occurrence of the Effective Date, including, without limitation, the documents to be included in the

Plan Supplement, including, but not limited to, the New Secured Debt Agreements, the Rights Offering Procedures, the Rights Offering Commitment Agreement, the Amended Certificates of Incorporation of the applicable Reorganized Debtors, and the Amended By-Laws of the applicable Reorganized Debtors, subject to the applicable consent rights set forth in the Plan Support Agreement and as may be modified consistent with the Plan Support Agreement.

1.122      Plan Supplement means any supplement to this Plan, and the compilation of documents, forms of documents, and Exhibits to this Plan, as amended, modified, or supplemented from time to time, initial drafts of which shall be filed by the Debtors as permitted herein on or before the Plan Supplement Filing Date, in form and substance satisfactory to the applicable parties as provided in this Plan.

1.123      Plan Supplement Filing Date means the date not later than seven (7) days before the Voting Deadline, which date may be modified by agreement between the Debtors and the Required Consenting Creditors.

1.124      Plan Support Agreement means that certain Plan Support Agreement, dated as of August [___], 2018, among Pacific Drilling and the PSA Parties.

1.125      Pool A Debtors means Pacific Drilling, Inc.;  Pacific Drilling Finance S.à r.l.;  Pacific Drilling Limited;  Pacific Drillship S.à r.l.;  Pacific Scirocco Ltd.;  Pacific Bora Ltd.;  Pacific Mistral Ltd.;  Pacific Santa Ana (Gibraltar) Limited;  Pacific Santa Ana S.à r.l.;  and Pacific Drillship Nigeria Limited.

1.126      Pool A Guarantors means the Pool A Debtors and PIDWAL.

1.127      Pool B Debtors means Pacific Sharav S.à r.l., Pacific Drilling VII Limited, and Pacific Drilling Operations, Inc.

1.128      Pool C Debtors means Pacific Drillship (Gibraltar) Limited and PDV.

1.129      Priority Tax Claim means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

1.130      Private Placement means a $100 million private placement to the members of the Ad Hoc Group that will obligate the members of the Ad Hoc Group to purchase 12.8% of the aggregate number of New Common Shares outstanding on the Effective Date, subject to dilution by the new equity issued pursuant to the Management Incentive Plan.

1.131      Professional means (a) any professional employed in these Chapter 11 Cases pursuant to sections 327, 328, 363, or 1103 of the Bankruptcy Code or otherwise and (b) any professional or other entity seeking compensation or reimbursement of expenses in connection with the Chapter 11 Cases pursuant to section 503(b)(4) of the Bankruptcy Code.

1.132      Professional Fee Claim means an Administrative Claim of a Professional for compensation for services rendered or reimbursement of costs, expenses, or other charges incurred on or after the Petition Date and prior to and including the Effective Date.

1.133      Professional Fee Escrow means an escrow account to be funded with the Professional Fee Escrow Amount by the Debtors and Reorganized Debtors on the Effective Date solely for the purpose of paying all Allowed Professional Fee Claims.

1.134      Professional Fee Escrow Amount means the aggregate Accrued Professional Compensation through the Effective Date as estimated by the Professionals in accordance with Section 2.3 hereof.

1.135      Pro Rata means the proportion that an Allowed Claim in a particular Class bears to the aggregate amount of Allowed Claims and Disputed Claims within such Class.

1.136      Proof of Claim means a written proof of Claim filed against any Debtor in the Chapter 11 Cases.

1.137      PSA Parties means the non-Pacific Drilling parties to the Plan Support Agreement.

1.138      RCF means that certain $475.0 million revolving credit facility among PDSA as borrower, the RCF Lenders, and the RCF Administrative Agent.

1.139      RCF Administrative Agent means Citibank, N.A. or its successors or assigns, in each case solely in their capacity as administrative agent under the RCF.

1.140      RCF Claim means a Claim arising out of or related to the RCF Credit Agreement, which shall be Allowed in the aggregate amount of $475 million plus applicable fees and interest.

1.141      RCF Credit Agreement means that certain Credit Agreement among PDSA as borrower, the RCF Lenders, and the RCF Administrative Agent, dated June 3, 2013 (as amended, supplemented or otherwise modified from time to time).

1.142      RCF Lenders means, collectively, those lenders party to the RCF.

1.143      RCF Payment means Cash in an amount sufficient to render the RCF Claims Unimpaired.

1.144      RCF Postpetition Interest means any accrued and unpaid interest accrued postpetition computed using the “Default Interest” rate, as provided in the RCF Credit Agreement, for any amounts accruing on or after the Petition Date.

1.145      Released Party means each of:  (a) the Debtors;  (b) the Reorganized Debtors;  (c) PIDWAL;  (d) the PSA Parties;  (e) the Agents;  (f) the Rights Offering Commitment Parties;  (g) the New Second Lien PIK Toggle Notes Commitment Parties;  (h) with respect to each of the foregoing Entities in clauses (a) through (g), each of such Entity or Person’s respective current and former Affiliates, predecessors, successors, assigns, subsidiaries, managed accounts, or funds;  and (i) with respect to each of the foregoing Entities or Persons in clauses (a) through (h), such Entities or Persons’ current and former officers, managers, directors, equity holders (regardless of whether such interests are held directly or indirectly), principals, members, employees, agents, independent contractors, management companies, investment advisors, fund advisors, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such;  provided, that equity holders of the Debtors shall not be a “Released Party” except solely in their capacity as Holders of Claims against the Debtors; provided further, that any Holder of a Claim or Interest that objects to or votes to reject the Plan shall not be a “Released Party.”

1.146      Releasing Parties means, collectively and in each case in their capacity as such:  (a) each Released Party;  (b) each Holder of a Claim or Interest who was entitled to vote on the Plan and voted to accept the Plan;  (c) each Holder of a Claim or Interest who did not vote to accept the Plan but checked the box on the applicable Ballot indicating that they opt to grant the releases provided in the Plan;  (d) each Holder of a Claim or Interest to the fullest extent permitted by law;  (e) with respect to each of the foregoing Entities in clauses (a) through (d), each of such Entity or Person’s respective current and former Affiliates, predecessors, successors, assigns, subsidiaries, managed accounts or funds; and (f) with respect to each of the foregoing Entities or Persons in clauses (a) through (e), such Entities or Persons’ current and former officers, managers, directors, equity holders (regardless of whether such interests are held directly or indirectly), principals, members, employees, agents, independent contractors, management companies, investment advisors, fund advisors, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such.

1.147      Reorganized Debtors means, collectively, the Debtors from and after the Effective Date.

1.148      Reorganized PDSA means PDSA from and after the Effective Date.

1.149      Required Consenting Creditors means Consenting Creditors holding at least 60% of the aggregate outstanding principal amount of (a) Term Loan B Claims, (b) 2017 Notes Claims, and (c) 2020 Notes Claims held by all Consenting Creditors at such time;  provided,  however, that if any Consenting Creditor fails to respond to a request for a consent, waiver, amendment of or in relation to any of the terms of this Agreement within ten (10) Business Days of that request being made, the outstanding principal amount of such Consenting Creditor’s Term Loan B Claims, 2017 Notes Claims and/or 2020 Notes Claims, as the case may be, at such time, shall not be included for the purpose of calculating the aggregate outstanding principal amount of Term Loan B Claims, 2017 Notes Claims and/or 2020 Notes Claims held by all Consenting Creditors at such time when ascertaining whether any relevant percentage (including, for the avoidance of doubt, 100%) of the aggregate outstanding principal amount of Term Loan B Claims, 2017 Notes Claims, and/or 2020 Notes Claims held by all Consenting Creditors has been obtained to approve that request.

1.150      Restructuring Transactions means one or more transactions pursuant to section 1123(a)(5)(D) of the Bankruptcy Code to occur on the Effective Date or as soon as reasonably practicable thereafter, that may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate this Plan, including (a) the consummation of the transactions provided for under or contemplated by the Plan Support Agreement;  (b) the execution and delivery of appropriate agreements or other documents containing terms that are consistent with or reasonably necessary to implement the Plan Documents, which agreement or other documents shall contain terms that are consistent with or reasonably necessary to implement the terms of this Plan and the Plan Support Agreement and that satisfy the requirements of applicable law;  (c) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any property, right, liability, duty, or obligation on terms consistent with the terms of this Plan and the Plan Support Agreement;  and (d) all other actions that the Debtors or Reorganized Debtors, as applicable, determine are necessary or appropriate.

1.151      Retained Actions means all claims, Causes of Action, rights of action, suits, and proceedings, whether in law or in equity, whether known or unknown, which any Debtor or any Debtor’s Estate may hold against any Person, including, without limitation:  (a) claims and Causes of Action brought prior to the Effective Date;  (b) claims and Causes of Action against any Persons for failure to pay for products or services provided or rendered by any of the Debtors;  (c) claims and Causes of Action seeking the recovery of any of the Debtors’ or the Reorganized Debtors’ accounts receivable or other receivables or rights to payment created or arising in the ordinary course of any of the Debtors’ or the Reorganized Debtors’ businesses, including, without limitation, claim overpayments and tax refunds;  (d) all Avoidance Actions;  and (e) any such claims, Causes of Action, rights of action, suits, or proceedings listed in the Disclosure Statement or any schedules filed by the Debtors in these Chapter 11 Cases;  provided,  however, that Retained Actions shall not include those claims, Causes of Action, rights of action, suits, and proceedings, whether in law or in equity, whether known or unknown, released under Article X herein.

1.152      Rights Offering means that certain $400.0 million rights offering pursuant to which each Holder of an Allowed Term Loan B Claim, 2020 Notes Claim, or 2017 Notes Claim is entitled to receive its share of Rights Offering Subscription Rights to acquire New Common Shares in accordance with the Rights Offering Procedures.

1.153      Rights Offering Commitment Agreement means that certain Commitment Agreement to be entered into by PDSA before the Effective Date, which shall be in form and substance acceptable to the Debtors and the Rights Offering Commitment Parties and provided in the Plan Supplement.

1.154      Rights Offering Commitment means the commitment by the Rights Offering Commitment Parties pursuant to the Rights Offering Commitment Agreement to purchase any unexercised Rights Offering Subscription Rights and to participate in the Private Placement.

1.155      Rights Offering Commitment Parties means the members of the Ad Hoc Group providing the Rights Offering Commitment pursuant to the Rights Offering Commitment Agreement.

1.156      Rights Offering Commitment Fee means 8% of the (a) $400 million committed amount that the Rights Offering Commitment Parties will receive in exchange for the Rights Offering Commitment, in accordance with the Rights Offering Commitment Agreement, and (b) $100 million committed amount that the Rights Offering Commitment Parties will receive in exchange for their obligation to purchase New Common Shares pursuant to the Private Placement.

1.157      Rights Offering Procedures means the procedures for the implementation of the Rights Offering, as applicable, to be included in the Plan Supplement and approved by the Bankruptcy Court.

1.158      Rights Offering Subscription Rights means the subscription rights to purchase New Common Shares offered to Holders of Allowed 2017 Notes Claims, Allowed 2020 Notes Claims, and Allowed Term Loan B Claims pursuant to the Rights Offering in accordance with the Rights Offering Procedures.

1.159      Schedule of Rejected Executory Contracts and Unexpired Leases means any schedule (including any amendments or modifications thereto) of certain Executory Contracts and Unexpired Leases to be rejected by the Debtors, with the consent of the Required Consenting Creditors, pursuant to the Plan, as set forth in the Plan Supplement, as may be amended by the Debtors, with the consent of the Required Consenting Creditors, from time to time prior to the Confirmation Date.

1.160      Schedules means the Debtors’ schedules of assets and liabilities and statements of financial affairs, filed under section 521 of the Bankruptcy Code and the Bankruptcy Rules, as amended, supplemented, or modified.

1.161      Section 510(b) Claim means any Claim against any Debtor arising from rescission of a purchase or sale of a security of any Debtor or an Affiliate of any Debtor, for damages arising from the purchase or sale of such security, or for reimbursement or contribution Allowed under section 502 of the Bankruptcy Code on account of such a Claim.

1.162      Secured Claim means a Claim that is secured by a Lien on property in which a Debtor’s Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or, in the case of setoff, pursuant to section 553 of the Bankruptcy Code, provided,  that for the avoidance of doubt, the Zonda Claims shall not constitute Secured Claims.

1.163      Secured Tax Claim means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code (determined irrespective of any time limitation therein and including any related Secured Claim for penalties).

1.164      Securities Act means the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa, as now in effect or hereafter amended.

1.165      Sharav IPL means the subordinated income participating loan agreement, dated as of August 28, 2015, among Pacific Drilling Finance S.à r.l. as lender and Pacific Sharav S.à r.l. as borrower.

1.166      Santa Ana IPL means the subordinated income participating loan agreement, dated as of August 28, 2015, among Pacific Drilling Finance S.à r.l. as lender and Pacific Santa Ana S.à r.l. as borrower.

1.167      SSCF means that certain $1.0 billion Senior Secured Credit Facility (as amended) among the Pool B Debtors as borrowers, PDSA as guarantor, the SSCF Lenders, and the SSCF Administrative Agent.

1.168      SSCF Administrative Agent means (a) Garanti-Instituttet for Eksportkreditt as facility agent, security agent, account bank, collateral agent, and trustee mortgagee and (b) DNB Bank ASA as administrative agent, succeeded by Wilmington Trust, N.A.,  or their successors or assigns, in each case solely in their capacity as such.

1.169      SSCF Credit Agreement means that certain Up to US $1,000,000,000 Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013 (as amended), among the Pool B Debtors as borrowers, PDSA as guarantor, the SSCF Lenders, and the SSCF Administrative Agent (as amended, supplemented or otherwise modified from time to time).

1.170      SSCF Claim means a Claim arising out of or related to the SSCF and the SSCF Credit Agreement, which shall be Allowed in the aggregate amount of $661.5 million plus applicable fees and interest.

1.171      SSCF Lenders means, collectively, those lenders party to the SSCF Credit Agreement.

1.172      SSCF Payment means Cash in an amount sufficient to render the SSCF Claims Unimpaired.

1.173      SSCF Postpetition Interest means any accrued and unpaid interest accrued postpetition computed using the “Default Interest” rate, as provided in the SSCF Credit Agreement, for any amounts accruing on or after the Petition Date.

1.174      Term Loan B Administrative Agent means Cortland Capital Market Services LLC or its successors or assigns, in each case solely in their capacity as administrative agent under the Term Loan B Credit Facility.

1.175      Term Loan B Credit Agreement means that certain Term Loan Agreement, dated as of June 3, 2013 (as amended), among PDSA as borrower, the Term Loan B Lenders, and the Term Loan B Administrative Agent.

1.176      Term Loan B Credit Facility means that certain $750.0 million term loan facility among PDSA as borrower, the Term Loan B Lenders, and the Term Loan B Administrative Agent.

1.177      Term Loan B Lenders means, collectively, those lenders party to the Term Loan B Credit Agreement.

1.178      Term Loan B Claim means a Claim arising out of or related to the Term Loan B Credit Facility and the Term Loan B Credit Agreement.

1.179      Term Loan B Claims Allocation means the (x) Market Value of the Term Loan B Claims, divided by (y) the Equitizing Securities’ Aggregate Market Value.

1.180      Third-Party Release means the releases set forth in Section 10.2(b) of the Plan.

1.181      Unexpired Lease means a lease to which one of more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

1.182      Unimpaired means a Claim or Interest that is not impaired within the meaning of section 1124 of the Bankruptcy Code.

1.183      Voting Deadline means the date by which a Holder of a Claim entitled to vote on this Plan must deliver a Ballot to accept or reject this Plan as set forth in the order of the Bankruptcy Court approving the instructions and procedures relating to the solicitation of votes with respect to this Plan.

1.184      VWAP shall have the meaning given to it in Section 1.83 above.

1.185      Zonda Claims means Proofs of Claim Nos. 164, 168, 169, 170, and 176 filed in these Chapter 11 Cases, which shall be classified in Class 7E.

Rules of Interpretation and Computation of Time.  For purposes of this Plan, unless otherwise provided herein:  (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural;  (b) unless otherwise provided in this Plan, any reference in this Plan to a contract, instrument, release, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions;  (c) any reference in this Plan to an existing document or schedule filed or to be filed means such document or schedule, as it may have been or may be amended, modified, or supplemented pursuant to this Plan;  (d) any reference to an entity as a Holder of a Claim or Interest includes that entity’s successors and assigns;  (e) all references in this Plan to Sections and Articles are references to Sections and Articles of or to this Plan;  (f) the words “herein,” “hereunder,” and “hereto” refer to this Plan in its entirety rather than to a particular portion of this Plan;  (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Plan;  (h) subject to the provisions of any contract, certificates of incorporation, by-laws, instrument, release, or other agreement or document entered into in connection with this Plan, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and Bankruptcy Rules;  (i) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply;  (j) in computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) shall apply;  (k) “including” means “including without limitation”; and (l) with reference to any distribution under this Plan, “on” a date means on or as soon as reasonably practicable after that date.

Exhibits.  All Exhibits are incorporated into and are a part of this Plan as if set forth in full herein, and, to the extent not annexed hereto, such Exhibits shall be filed with the Bankruptcy Court no later than seven (7) days prior to the Confirmation Hearing.  Holders of Claims and Interests may obtain a copy of the Exhibits upon written request to the Debtors.  Upon their filing, the Exhibits may be inspected (a) in the office of the clerk of the Bankruptcy Court or its designee during normal business hours;  (b) on the Bankruptcy Court’s website at http://nysb.uscourts.gov (registration required);  or (c) at our noticing agent’s website at https://cases.primeclerk.com/pacificdrilling/.  The documents contained in the Exhibits shall be approved by the Bankruptcy Court pursuant to the Confirmation Order.

Controlling Document.  In the event of an inconsistency between this Plan and the Plan Supplement, the terms of the relevant document in the Plan Supplement shall control (unless stated otherwise in such Plan Supplement document).  The provisions of this Plan and of the Confirmation Order shall be construed in a manner consistent with each other so as to effect the purposes of each;  provided, that, if there is determined to be any inconsistency between any Plan provision and any provision of the Confirmation Order that cannot be so reconciled, then, solely to the extent of such inconsistency, the provisions of the Confirmation Order shall govern and any such provision of the Confirmation Order shall be deemed a modification of this Plan and shall control and take precedence.

ARTICLE II

ADMINISTRATIVE EXPENSE AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Priority Tax Claims, and Professional Fee Claims are not classified and are not entitled to vote on this Plan.

2.1          Administrative Claims.  Unless the Holder of an Allowed Administrative Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the later of (a) the Effective Date, (b) the date on which an Administrative Claim becomes an Allowed Administrative Claim, or (c) the date on which an Allowed Administrative Claim becomes payable under any agreement relating thereto, each Holder of such Allowed Administrative Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Administrative Claim, Cash equal to the unpaid portion of such Allowed Administrative Claim.

2.2          Priority Tax Claims.  The legal and equitable rights of the Holders of Priority Tax Claims are Unimpaired by this Plan.  Unless the Holder of an Allowed Priority Tax Claim agrees to less favorable treatment, on the Effective Date, each Holder of an Allowed Priority Tax Claim shall have such Claim Reinstated.

2.3          Professional Fee Claims.

(a)       Professionals shall submit final fee applications seeking approval of all Professional Fee Claims no later than sixty (60) days after the Effective Date.  These applications remain subject to Bankruptcy Court approval under the standards established by the Bankruptcy Code, including the requirements of sections 327, 328, 330, 331, 363, 503(b), and 1103 of the Bankruptcy Code, as applicable.  Payments to Professionals shall be made upon entry of an order approving such Professional Fee Claims.

(b)       The Reorganized Debtors are authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course without the need for Bankruptcy Court Approval.

(c)       On the Effective Date, the Debtors or the Reorganized Debtors will establish and fund the Professional Fee Escrow with Cash equal to the Professional Fee Escrow Amount.

ARTICLE III

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

3.1          Classification in General.  Pursuant to section 1122 of the Bankruptcy Code, set forth below is a designation of Classes of Claims against and Interests in the Debtors.  A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes.  A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to this Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date.  Subject to the payment of Professional Fees and any other joint and several obligations of the Debtors, each Debtor shall be responsible for satisfying the Claims and Administrative Claims against and Interests in such Debtor from such Debtor’s assets.

3.2          Summary of Classification.  For administrative convenience, the Plan organizes the Debtors into five (5) groups (each, a “Debtor Group”) and assigns a letter to each Debtor and a number to each Class of Claims against or Interests in each Debtor in each Debtor Group.  Notwithstanding this organizing principle, the Plan is a separate plan of reorganization for each Debtor.  Claims against or Interests in a Debtor belonging to a Debtor Group consisting of more than one Debtor shall be deemed to be classified in a single Class for all purposes under the Bankruptcy Code, including voting.  To the extent that a Holder has a Claim that may be asserted against more than one Debtor in a Debtor Group, the vote of such Holder in connection with such Claims shall be counted as a vote of such Claim against each Debtor in such Debtor Group.  For consistency, similarly designated Classes of Claims and Interests are assigned the same number across each of the Debtor Groups.  Any non-sequential enumeration of the Classes is intentional to maintain consistency.

Letter	Debtor Group
A

Pacific Drilling, Inc.; Pacific Drilling Finance S.à r.l.; Pacific Drilling Limited; Pacific Drillship S.à r.l.; Pacific Scirocco Ltd.; Pacific Bora Ltd.; Pacific Mistral Ltd.; Pacific Santa Ana (Gibraltar) Limited; Pacific Santa Ana S.à r.l.; and Pacific Drillship Nigeria Limited

B	Pacific Sharav S.à r.l.; Pacific Drilling VII Limited; and Pacific Drilling Operations, Inc.
C	Pacific Drillship (Gibraltar) Limited and PDV
D	PDSA
E	Pacific Drilling Operations Ltd.; Pacific Drilling LLC; Pacific Drilling Services Inc.; Pacific Sharav Kft; and Pacific Drilling VIII Limited; PDGL

The following table designates the Classes of Claims against and Interests in the Debtors and specifies which of those Classes are (a) Impaired or Unimpaired by this Plan, (b) entitled to vote to accept or reject this Plan in accordance with section 1126 of the Bankruptcy Code and (c) deemed to accept or reject this Plan.  In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in this Section 3.2.  All of the potential Classes for the Debtors are set forth herein.  Certain of the Debtors may not have Holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Section 4.4 hereof.

Class(es)	Designation	Impairment	Entitled to Vote
Classes 1A – 1E	Secured Tax Claims	Unimpaired	No (deemed to accept)
Classes 2A – 2E	Other Secured Claims	Unimpaired	No (deemed to accept)
Classes 3A – 3E	Other Priority Claims	Unimpaired	No (deemed to accept)
Class 4A	RCF Claims	Unimpaired	No (deemed to accept)

Class(es)	Designation	Impairment	Entitled to Vote
Class 5B	SSCF Claims	Unimpaired	No (deemed to accept)
Class 6A(i)	Term Loan B Claims	Impaired	Yes
Class 6A(ii)	2020 Notes Claims	Impaired	Yes
Class 6C	2017 Notes Claims	Impaired	Yes
Classes 7A – 7E	General Unsecured Claims	Unimpaired	No (deemed to accept)
Classes 8A – 8E	Section 510(b) Claims	Impaired	No (deemed to reject)
Classes 9A – 9E	Intercompany Claims	Unimpaired/ Impaired	No (deemed to accept)/ No (deemed to reject)
Class 10D	PDSA Interests	Impaired	No (deemed to reject)
Classes 11A, 11B, 11C, 11E	Intercompany Interests	Unimpaired/ Impaired	No (deemed to accept)/ No (deemed to reject)

3.3          Treatment of Classes.

(a)       Classes 1A through 1E – Secured Tax Claims

(i)        Claims in Class:  Classes 1A, 1B, 1C, 1D, and 1E consist of all Secured Tax Claims.

(ii)       Treatment:  Except to the extent that a Holder of an Allowed Secured Tax Claim agrees to less favorable treatment, each Holder of an Allowed Secured Tax Claim shall receive, on account of and in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Secured Tax Claim and any Lien securing such Claim, Cash in the amount of such Allowed Secured Tax Claim:  (x) on or as soon as reasonably practicable after, the later of (1) the Effective Date and (2) the date on which such Secured Tax Claim becomes an Allowed Secured Tax Claim;  or (y) in regular payments in equal installments over a period of time not to exceed five (5) years after the Petition Date with interest at a rate determined in accordance with section 511 of the Bankruptcy Code;  provided, that the first such regular payment shall represent a percentage recovery at least equal to that expected to be received by the most favored Holders of Allowed General Unsecured Claims;  provided, further, that the Reorganized Debtors may prepay the entire amount of the Allowed Secured Tax Claim at any time in their sole discretion.  All Allowed Secured Tax Claims that are not due and payable on or before the Effective Date shall be paid by the Reorganized Debtors when such Claims become due and payable in the ordinary course of business in accordance with the terms thereof.

(iii)      Voting:  Claims in Classes 1A, 1B, 1C, 1D, and 1E are Unimpaired, and the Holders of Allowed Secured Tax Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Secured Tax Claims are not entitled to vote to accept or reject this Plan.

(b)       Classes 2A through 2E – Other Secured Claims

(i)        Claims in Class:  Classes 2A, 2B, 2C, 2D, and 2E consist of all Other Secured Claims.

(ii)       Treatment:  Except to the extent that a Holder of an Allowed Other Secured Claim agrees to less favorable treatment, on or as soon as reasonably practicable after (a) the Effective Date if such Other Secured Claim is an Allowed Other Secured Claim on the Effective Date or (b) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, each Holder of an Allowed Other Secured Claim shall receive from its respective Debtor, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Secured Claim and any Lien securing such Claim, at the option of the Debtors, with the consent of the Required Consenting Creditors:  (x) payment in full in Cash, plus postpetition interest, if applicable;  (y) Reinstatement or such other treatment sufficient to render the Holder of such Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code;  or (z) the return of the applicable collateral in satisfaction of the Allowed amount of such Other Secured Claim.

(iii)      Voting:  Claims in Classes 2A, 2B, 2C, 2D, and 2E are Unimpaired, and the Holders of Allowed Other Secured Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Other Secured Claims are not entitled to vote to accept or reject this Plan.

(c)       Classes 3A through 3E – Other Priority Claims

(i)        Claims in Class:  Classes 3A, 3B, 3C, 3D, and 3E consist of all Other Priority Claims.

(ii)       Treatment:  Except to the extent that a Holder of an Allowed Other Priority Claim agrees to less favorable treatment, on or as soon as reasonably practicable after (a) the Effective Date if such Other Priority Claim is an

Allowed Other Priority Claim on the Effective Date or (b) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each Holder of an Allowed Other Priority Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Priority Claim, Cash equal to the unpaid portion of such Allowed Other Priority Claim.

(iii)      Voting:  Claims in Classes 3A, 3B, 3C, 3D, and 3E are Unimpaired, and the Holders of Allowed Other Priority Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Other Priority Claims are not entitled to vote to accept or reject this Plan.

(d)       Class 4A – RCF Claims

(i)        Claims in Class:  Class 4A consists of all RCF Claims.

(ii)       Treatment:  RCF Claims shall be Allowed in the amount of $475 million plus (x) the RCF Postpetition Interest and (y) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses) payable by the Debtors in accordance with the terms of the RCF Credit Agreement.  Except to the extent that a Holder of an Allowed RCF Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed RCF Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed RCF Claim, its Pro Rata share of the RCF Payment.

(iii)      Voting:  Claims in Class 4A are Unimpaired, and the Holders of Allowed RCF Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of RCF Claims are not entitled to vote to accept or reject this Plan.

(e)       Class 5B –SSCF Claims

(i)        Claims in Class:  Class 5B consists of all SSCF Claims.

(ii)       Treatment:  SSCF Claims shall be Allowed in the amount of $661.5 million plus (x) the SSCF Postpetition Interest and (y) any accrued and unpaid prepetition and postpetition fees, expenses, and other charges (including professional fees and expenses) payable by the Debtors in accordance with the terms of the SSCF Credit Agreement.  Except to the extent that a Holder of an Allowed SSCF Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed SSCF Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed SSCF Claim, its Pro Rata share of the SSCF Payment.

(iii)      Voting:  Claims in Class 5B are Unimpaired, and the Holders of Allowed SSCF Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Allowed SSCF Claims are not entitled to vote to accept or reject this Plan.

(f)        Class 6A(i) –Term Loan B Claims

(i)        Claims in Class:  Class 6A(i) consists of all Term Loan B Claims.

(ii)       Treatment:  Term Loan B Claims shall be Allowed in the amount of approximately $724.9 million.  Except to the extent that a Holder of an Allowed Term Loan B Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Term Loan B Claim shall receive:

(a) its Pro Rata share of the Term Loan B Claims Allocation of 10.9% of the New Common Shares, subject to dilution by the Management Incentive Plan;  and

(b) up to its Pro Rata share of the Term Loan B Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii)      Voting:  Claims in Class 6A(i) are Impaired.  Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Term Loan B Claim is entitled to vote to accept or reject this Plan.

(g)       Class 6A(ii) –2020 Notes Claims

(i)        Claims in Class:  Class 6A(ii) consists of all 2020 Notes Claims.

(ii)       Treatment:  2020 Notes Claims shall be Allowed in the amount of approximately $768.1 million.  Except to the extent that a Holder of an Allowed 2020 Notes Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed 2020 Notes Claim shall receive:

(a) its Pro Rata share of the 2020 Notes Claims Allocation of 11.5% of the New Common Shares, subject to dilution by the Management Incentive Plan;  and

(b) up to its Pro Rata share of the 2020 Notes Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii)      Voting:  Claims in Class 6A(ii) are Impaired.  Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed 2020 Notes Claim is entitled to vote to accept or reject this Plan.

(h)       Class 6C –2017 Notes Claims

(i)        Claims in Class:  Class 6C consists of all 2017 Notes Claims.

(ii)       Treatment:  2017 Notes Claims shall be Allowed in the amount of approximately $453.6 million.  Except to the extent that a Holder of an Allowed 2017 Notes Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed 2017 Notes Claim shall receive:

(a) its Pro Rata share of the 2017 Notes Claims Allocation of 8.5% of the New Common Shares, subject to dilution by the Management Incentive Plan;  and

(b) up to its Pro Rata share of the 2017 Notes Claims Allocation of the Rights Offering Subscription Rights to purchase New Common Shares to be issued pursuant to the Rights Offering to the extent such Holder elects to exercise its Rights Offering Subscription Rights thereunder in accordance with the Rights Offering Procedures.

(iii)      Voting:  Claims in Class 6C are Impaired.  Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed 2017 Notes Claim is entitled to vote to accept or reject this Plan.

(i)        Classes 7A through 7E – General Unsecured Claims

(i)        Claims in Class:  Classes 7A, 7B, 7C, 7D, and 7E consist of all General Unsecured Claims not otherwise classified under this Plan.

(ii)       Treatment:  Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to less favorable treatment, on or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed General Unsecured Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed General Unsecured Claim, (a)  payment in Cash in an amount equal to such Allowed General Unsecured Claim on the later of (i) the Effective Date or (ii) the date due in the ordinary course of business in accordance with the terms and conditions of the particular transaction or agreement giving rise to such Allowed General Unsecured Claim;  or  (b) such other treatment as may be required so as to render such Allowed General Unsecured Claim Unimpaired.

(iii)      Voting:  Claims in Classes 7A, 7B, 7C, 7D, and 7E are Unimpaired, and the Holders of Allowed General Unsecured Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Allowed General Unsecured Claims are not entitled to vote to accept or reject this Plan.

(j)        Classes 8A through 8E – Section 510(b) Claims

(i)        Claims in Class:  Classes 8A, 8B, 8C, 8D, and 8E consist of all Section 510(b) Claims.

(ii)       Treatment:  Holders of Section 510(b) Claims will receive no distributions under the Plan on account of such Claims.

(iii)      Voting:  Claims in Classes 8A, 8B, 8C, 8D, and 8E are Impaired, and the Holders of Section 510(b) Claims are conclusively deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, the Holders of Section 510(b) Claims are not entitled to vote to accept or reject this Plan.

(k)       Classes 9A through 9E  – Intercompany Claims

(i)        Claims in Class:  Classes 9A, 9B, 9C, 9D, and 9E consist of all Intercompany Claims.

(ii)       Treatment:  On or as soon as reasonably practicable after the Effective Date, all Allowed Intercompany Claims shall be paid, adjusted, continued, settled, Reinstated, discharged, or eliminated, in each case to the extent determined to be appropriate by the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors.

(iii)      Voting:  Classes 9A, 9B, 9C, 9D, and 9E are either Unimpaired, and each Holder of an Allowed Intercompany Claim is conclusively presumed to have accepted this Plan under section 1126(f) of the Bankruptcy Code, or Impaired, and each Holder of an Allowed Intercompany Claim is deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, Holders of Allowed Intercompany Claims are not entitled to vote to accept or reject this Plan.

(l)        Class 10D – Interests in PDSA

(i)        Claims in Class:  Class 10D consists of all Interests in PDSA.

(ii)       Treatment:  On the Effective Date, all Interests in PDSA shall be extinguished and the owners thereof shall receive no distribution on account of such Interests.2

(iii)      Voting:  Class 10D is Impaired, and the Holders of Interests in PDSA are conclusively deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, the Holders of Interests in PDSA are not entitled to vote to accept or reject this Plan.

(m)      Classes 11A, 11B, 11C, and 11E – Intercompany Interests

(i)        Claims in Class:  Classes 11A, 11B, 11C, and 11E consist of all Intercompany Interests.

(ii)       Treatment:  On the Effective Date, all Intercompany Interests shall be cancelled or Reinstated, in each case to the extent determined to be appropriate by the Debtors or Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors.

(iii)      Voting:  Classes 11A, 11B, 11C, and 11E are either Unimpaired, and such Holders of Allowed Intercompany Interests are conclusively presumed to have accepted this Plan under section 1126(f) of the Bankruptcy Code, or Impaired, and such Holders of Allowed Intercompany Interests are deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, Holders of Allowed Intercompany Interests are not entitled to vote to accept or reject this Plan.

3.4          Alternative Treatment.  Notwithstanding any provision herein to the contrary, any Holder of an Allowed Claim may receive, instead of the distribution or treatment to which it is entitled hereunder, any other distribution or treatment to which it and the Debtors may agree in writing, with the consent of the Required Consenting Creditors;  provided,  however, that under no circumstances may the Debtors agree to provide any other distribution or treatment to any Holder of an Allowed Claim that would adversely impair the distribution or treatment provided to any other Holder of an Allowed Claim.

2         Subject to change to comply with applicable Luxembourg law.

3.5          Special Provision Regarding Unimpaired Claims.  Except as otherwise provided in this Plan, nothing shall affect the Debtors’ rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including but not limited to all rights with respect to legal and equitable defenses to setoffs against or recoupments of Unimpaired Claims.

ARTICLE IV

ACCEPTANCE OR REJECTION OF THIS PLAN

4.1          Acceptance by Class Entitled to Vote.  Classes 6A(i), 6A(ii), and 6C are the Classes of Claims of the Debtors that are entitled to vote to accept or reject this Plan.  Classes 6A(i), 6A(ii), and 6C shall have accepted this Plan if (a) the Holders of at least two-thirds in amount of the Allowed Claims actually voting in each Class have voted to accept this Plan and (b) the Holders of more than one-half in number of the Allowed Claims actually voting in each Class have voted to accept this Plan, not counting the vote of any Holder designated under section 1126(e) of the Bankruptcy Code.  If there are no votes cast in a particular Class that is entitled to vote on this Plan, then this Plan shall be deemed accepted by such Class.

4.2          Presumed Acceptance of this Plan.  Classes 1A – 1E, 2A -2E, 3A -3E, 4A, 5B, 7A- 7E, 9A–9E, 11A, 11B, 11C, and 11E are Unimpaired.  Therefore, such Classes are deemed to have accepted this Plan by operation of law and are not entitled to vote to accept or reject this Plan.

4.3          Presumed Rejection of this Plan.  Classes 8A – 8E and 10D will receive no recovery under this Plan.  Therefore, such Classes are deemed to have rejected this Plan by operation of law and are not entitled to vote to accept or reject this Plan.

4.4          Elimination of Classes.  To the extent applicable, any Class that does not contain any Allowed Claims or any Claims temporarily allowed for voting purposes under Bankruptcy Rule 3018, as of the date of the commencement of the Confirmation Hearing, shall be deemed to have been deleted from this Plan for purposes of (a) voting to accept or reject this Plan and (b) determining whether it has accepted or rejected this Plan under section 1129(a)(8) of the Bankruptcy Code.

4.5          Cramdown.  The Debtors request Confirmation of this Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code.  The Debtors reserve the right to modify this Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

ARTICLE V

MEANS FOR IMPLEMENTATION OF THIS PLAN

5.1          Continued Corporate Existence and Vesting of Assets.  Except as otherwise provided in this Plan, each Debtor shall continue to exist after the Effective Date as a separate corporate Entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation, where applicable and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended by this Plan, the Plan Supplement, or otherwise, and to the extent such documents are amended, such documents are deemed to be pursuant to this Plan and require no further action or approval, as permitted by applicable law.  On or after the Effective Date, each Reorganized Debtor may, in its sole discretion, take such action as permitted by applicable law, and such Reorganized Debtor’s organizational documents, as such Reorganized Debtor may determine is reasonable and appropriate, including, without limitation, causing:  (i) a Reorganized Debtor to be merged into another Reorganized Debtor, or its Affiliate;  (ii) a Reorganized Debtor to be dissolved;  (iii) the legal name of a Reorganized Debtor to be changed;  (iv) a Reorganized Debtor to reorganize under the laws of another jurisdiction;  or (v) the closure of a Reorganized Debtor’s Chapter 11 Case on the Effective Date or any time thereafter.

Except as otherwise provided herein, on the Effective Date, all property of each Debtor’s Estate, including any property held or acquired by each Debtor or Reorganized Debtor under this Plan or otherwise, will vest in such Reorganized Debtor free and clear of all Claims, Liens, charges, other encumbrances, Interests, and other interests, except for the Liens and Claims established under this Plan.

After the date of Confirmation of the Plan, but before the Effective Date, PDSA will transfer its Interest in several of its direct wholly-owned subsidiaries, including PDGL and Pacific Drillship (Gibraltar) Limited to Pacific Drilling Holding (Gibraltar) Limited, a non-Debtor wholly owned subsidiary of PDSA.

After the date of Confirmation of the Plan, but before the Effective Date, Pacific Sharav Sarl will transfer substantially all of its assets and assign its portion of the SSCF liability to Pacific Sharav Korlátolt Felelősségű  Társaság.

On and after the Effective Date, each Reorganized Debtor may operate its business and may use, acquire, and dispose of property and maintain, prosecute, abandon, compromise, or settle any Claims or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, subject only to those restrictions expressly imposed by this Plan or the Confirmation Order, as well as the documents and instruments executed and delivered in connection therewith, including the documents, exhibits, instruments, and other materials comprising the Plan Supplement.

5.2          Sources of Cash for Distributions and Operations.  All Cash necessary for the Reorganized Debtors to make payments required by this Plan and for post-Confirmation operations shall be obtained from (a) existing Cash held by the Reorganized Debtors on the Effective Date after giving effect to the Professional Fee Escrow, (b) proceeds from the New First Lien Notes, (c) proceeds from the New Second Lien PIK Toggle Notes, (d) proceeds from the Rights Offering, (e) proceeds from any Retained Actions, and (f) the operations of the Reorganized Debtors.

5.3          Cancellation of Existing Securities and Agreements.  Except as provided in this Plan or in the Confirmation Order, on the Effective Date, all notes, stock (where permitted by applicable law), instruments, certificates, agreements, side letters, fee letters, and other documents evidencing or giving rise to Claims against and Interests in the Debtors shall be cancelled, and the obligations of the Debtors thereunder or in any way related thereto shall be fully released, terminated, extinguished, and discharged, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule, or any requirement of further action, vote, or other approval or authorization by any Person.  The Holders of or parties to such notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents shall have no rights against any Debtor arising from or relating to such notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents or the cancellation thereof, except the rights provided pursuant to this Plan and the Confirmation Order.3  In addition, the obligations of the Agents under or in connection with the 2017 Notes Indenture and the 2020 Notes Indenture and any related notes, stock, instruments, certificates, agreements, side letters, fee letters, and other documents shall be discharged and deemed satisfied on the Effective Date except to the extent necessary to facilitate the distributions provided for in this Plan to the applicable Noteholders.  For the avoidance of doubt, nothing contained in the Plan or the Confirmation Order shall in any way limit or affect the standing of any of the Agents to appear and be heard in the Chapter 11 Cases on and after the Effective Date.

For the avoidance of doubt, notwithstanding the immediately foregoing paragraph, the 2017 Notes Indenture and the 2020 Notes Indenture and related documentation shall continue in effect solely for the purposes of (a) allowing the applicable Noteholders to receive their respective distributions under this Plan as provided herein, (b) allowing the relevant Indenture Trustee, to facilitate the distributions under the Plan to the applicable Noteholders as provided herein, (c) to the

3         Subject to change to comply with Luxembourg law.

extent an Indenture Trustee has any unpaid fees and expenses, or reasonably expects to incur additional fees and expenses, (including those of its counsel) in the future, to assert any Charging Lien it may have under the relevant indenture or related documentation against such distributions and to deduct such fees and expenses from such distributions, and (d) allowing the applicable Indenture Trustee to assert any other right, privilege, benefit or protection granted to it under the relevant indenture or related documentation; provided, that the foregoing shall not affect the discharge of the Debtors with respect to the 2017 Notes Claim and the 2020 Notes Claim as provided for herein, or result in any expenses or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan.

5.4          Cancellation of Certain Existing Security Interests.  Upon the full payment or other satisfaction of an Allowed Secured Claim, or promptly thereafter, the Holder of such Allowed Secured Claim shall deliver to the Debtors or Reorganized Debtors, as applicable, any collateral or other property of a Debtor held by such Holder, together with any termination statements, instruments of satisfaction, or releases of all security interests with respect to its Allowed Secured Claim that may be reasonably required to terminate any related financing statements, mortgages, mechanics’ or other statutory liens, or lis pendens, or similar interests or documents.  Notwithstanding the foregoing sentence, each applicable Indenture Trustee and the Pari Passu Collateral Agent with respect to the 2017 Notes and the 2020 Notes, as applicable, is authorized and directed to execute (and take any reasonable additional steps at the expense of the Reorganized Debtors to give effect to) termination statements, instruments of satisfaction, or releases of security interests (except for the Charging Liens) as the Reorganized Debtors may request.

5.5          RCF Payment.  On or as soon as reasonably practicable after the Effective Date, the Reorganized Debtors shall make the RCF Payment.

5.6          SSCF Payment.  On or as soon as reasonably practicable after the Effective Date, the Reorganized Debtors shall make the SSCF Payment.

5.7          New First Lien Notes.  On or prior to the Effective Date, the Reorganized Debtors shall issue $700.0 million of New First Lien Notes.  The Reorganized Debtors may use the proceeds of the New First Lien Notes for any purpose permitted by the New First Lien Notes Indenture, including the funding of obligations under this Plan and general corporate purposes.

Confirmation of this Plan shall be deemed to constitute approval of the New First Lien Notes, including all transactions contemplated thereby, such as any supplementation or syndication of the New First Lien Notes, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and the granting of security interests thereunder, and authorization for the Reorganized Debtors to enter into and perform under the New First Lien Notes Documentation and such other documents as may be required or appropriate.

The New First Lien Notes Documentation shall constitute legal, valid, binding, and authorized obligations of the Reorganized Debtors party thereto, enforceable in accordance with their terms.  The financial accommodations to be extended pursuant to the New First Lien Notes Documentation are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever, and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any other applicable non-bankruptcy law.  On the Effective Date, all of the Liens and security interests to be granted in accordance with the New First Lien Notes Documentation (a) shall be legal, binding, and enforceable first-priority Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New First Lien Notes Documentation;  (b) shall be deemed automatically perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the New First Lien Notes Documentation;  and (c) shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law.  The Reorganized Debtors and the Persons or Entities granting such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect, or to evidence the perfection of, such Liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in the absence of this Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.  To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to this Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date such Holder (or the agent for such Holder) shall take any and all steps requested by the Reorganized Debtors that are necessary to cancel and/or extinguish such Liens and/or security interests.

5.8          New Second Lien PIK Toggle Notes.  On the Effective Date, the Reorganized Debtors shall issue $300.0 million of New Second Lien PIK Toggle Notes.  The Reorganized Debtors may use the proceeds of the New Second Lien PIK Toggle

Notes for any purpose permitted by the New Second Lien PIK Toggle Notes Indenture, including the funding of obligations under this Plan and general corporate purposes.

In accordance with the New Second Lien PIK Toggle Notes Commitment Agreement and subject to the terms and conditions thereof, each of the New Second Lien PIK Toggle Notes Commitment Parties has agreed, severally but not jointly, to purchase, on or prior to the Effective Date, its respective Commitment Percentage (as defined in the New Second Lien PIK Toggle Notes Commitment Agreement) of the New Second Lien PIK Toggle Notes.  In exchange for providing the New Second Lien PIK Toggle Notes Commitment, the New Second Lien PIK Toggle Notes Commitment Parties will each receive their pro rata share of the New Second Lien PIK Toggle Notes Commitment Fee.  The New Second Lien PIK Toggle Notes Commitment Fee will be immediately and automatically deemed earned on the Confirmation Date.  On the Effective Date, the Reorganized Debtors shall pay the New Second Lien PIK Toggle Notes Commitment Fee to the New Second Lien PIK Toggle Notes Commitment Parties.

Confirmation of this Plan shall be deemed to constitute approval of the New Second Lien PIK Toggle Notes, including all transactions contemplated thereby, such as any supplementation or syndication of the New Second Lien PIK Toggle Notes, and all actions to be taken, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and the granting of security interests thereunder, and authorization for the Reorganized Debtors to enter into and perform under the New Second Lien PIK Toggle Notes Documentation and such other documents as may be required or appropriate.

The New Second Lien PIK Toggle Notes Documentation shall constitute legal, valid, binding, and authorized obligations of the Reorganized Debtors party thereto, enforceable in accordance with their terms.  The financial accommodations to be extended pursuant to the New Second Lien PIK Toggle Notes Documentation are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever, and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any other applicable nonbankruptcy law.  On the Effective Date, all of the Liens and security interests to be granted in accordance with the New Second Lien PIK Toggle Notes Documentation (a) shall be legal, binding, and enforceable second-priority Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New Second Lien PIK Toggle Notes Documentation;  (b) shall be deemed automatically perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the New Second Lien PIK Toggle Notes Documentation;  and (c) shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances, or other voidable transfers under the Bankruptcy Code or any applicable nonbankruptcy law.  The Reorganized Debtors and the Persons or Entities granting such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect, or to evidence the perfection of, such Liens and security interests under the provisions of the applicable state, provincial, federal, or other law (whether domestic or foreign) that would be applicable in the absence of this Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order, and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.  To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to this Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date such Holder (or the agent for such Holder) shall take any and all steps requested by the Reorganized Debtors that are necessary to cancel and/or extinguish such Liens and/or security interests.

5.9          New Intercreditor Agreement.  On the Effective Date, the New First Lien Notes Indenture Trustee and the New Second Lien PIK Toggle Notes Indenture Trustee shall enter into the New Intercreditor Agreement substantially in the form to be contained in the Plan Supplement.  Each other party to one or more of the New Secured Debt Agreements shall be deemed to have directed the applicable indenture trustee to execute the New Intercreditor Agreement and shall be bound to the terms of the New Intercreditor Agreement from and after the Effective Date as if it were a signatory thereto.

5.10        Rights Offering & Private Placement.

(a)       Terms.  On or as soon as reasonably practicable after the Effective Date, the Debtors will consummate the Rights Offering and the Private Placement in accordance with the Rights Offering Procedures.  The Rights Offering will be fully backstopped by the Rights Offering Commitment Parties in accordance with and subject to the terms and conditions of the Rights Offering Commitment Agreement.

(b)       Purpose.  The proceeds of the Rights Offering shall be used: (i) to provide the Reorganized Debtors with additional liquidity for working capital and general corporate purposes;  and (ii) to fund Plan distributions.

(c)       Rights Offering Commitment.  In accordance with the Rights Offering Commitment Agreement and subject to the terms and conditions thereof, each of the Rights Offering Commitment Parties has agreed, severally but not jointly, to purchase, on or prior to the Effective Date, its respective Commitment Percentage (as defined in the Rights Offering Commitment Agreement) of the New Common Shares offered pursuant to the Rights Offering in accordance with the Rights Offering Procedures.

(d)       Private Placement.  In accordance with the Rights Offering Procedures and the Rights Offering Commitment Agreement and subject to the terms and conditions thereof, each of the Rights Offering Commitment Parties has agreed, severally but not jointly, to purchase in, the aggregate, $100.0 million of New Common Shares outstanding on the Effective Date pursuant to the Private Placement.

(e)       Rights Offering Commitment Fee.  In exchange for providing the Rights Offering Commitment, each of the Rights Offering Commitment Parties will receive its pro rata share of the Rights Offering Commitment Fee.  The Rights Offering Commitment Fee will be immediately and automatically deemed fully earned upon entry into the Rights Offering Commitment Agreement.  On the Effective Date, the Reorganized Debtors shall pay the Rights Offering Commitment Fee to the Rights Offering Commitment Parties.

5.11        Restructuring Transactions.  On or as soon as practicable after the Effective Date, the Reorganized Debtors are authorized, without further order of the Bankruptcy Court, to take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Restructuring Transactions under and in connection with this Plan, the New First Lien Notes Documentation, the New Second Lien PIK Toggle Notes Documentation, and the Rights Offering, including, without limitation:  (a) the execution and delivery of all appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of this Plan and that satisfy the requirements of applicable law and any other terms to which the applicable Entities may agree;  (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of this Plan and having other terms for which the applicable parties agree;  (c) rejection or assumption, as applicable, of Executory Contracts and Unexpired Leases;  (d) the filing and/or execution of appropriate limited liability company agreements, certificates, or articles of incorporation or organization, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable state law;  (e) the consummation of the transactions contemplated by the New First Lien Notes Documentation, the New Second Lien PIK Toggle Notes Documentation, and the Rights Offering and the execution thereof;  (f) the issuance of New Common Shares;  and (g) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law.

5.12        Intercompany Interests.  Subject to the transactions contemplated in this Plan, the Intercompany Interests may, as determined by the Debtors with the consent of the Required Consenting Creditors, be retained or Reinstated as of the Effective Date and may continue in place, solely for the purpose of maintaining the existing corporate structure of the Debtors and the Reorganized Debtors.

5.13        Intercompany Claims.  On the Effective Date, certain Intercompany Claims will be cancelled in exchange for an equity interests in the obligor entities.  The Intercompany Claims to be cancelled are (1) the Intercompany 2020 Notes, (2) the Intercompany 2018 PDOL TLB, (2) the Intercompany 2018 PML TLB,14 (3) the 2018 PSAS TLB, (4) the Sharav IPL, and (5) the Santa Ana IPL.

5.14        Issuance of New Common Shares.  On the Effective Date, Reorganized PDSA is authorized to issue or cause to be issued the New Common Shares in accordance with the terms of this Plan.  On the Effective Date, applicable Holders of Claims shall receive the New Common Shares in exchange for their respective Claims as set forth in Article III hereof.  All of the New Common Shares issuable under this Plan, when so issued, shall be duly authorized, validly issued, fully paid, and non-assessable.

On or as soon as reasonably practicable after the Effective Date, PDSA will issue 5.1% of the New Common Shares to the Rights Offering Commitment Parties as the Rights Offering Commitment Fee, subject to dilution by the New Common Shares issued pursuant to the Management Incentive Plan.

Upon issuance, the New Common Shares shall not be registered under the Securities Act, and shall not be listed for public trading on any securities exchange.  The distribution of New Common Shares pursuant to this Plan may be made by delivery of one or more certificates representing such New Common Shares as described herein, by means of book-entry registration on the books of the transfer agent for the New Common Shares or by means of book-entry exchange through the facilities of a transfer agent reasonably satisfactory to the Debtors, the Pari Passu Collateral Agent, the Rights Offering Commitment Parties, the 2017 Notes Indenture Trustee, the Term Loan B Administrative Agent, and the 2020 Notes Indenture Trustee in accordance with the customary practices of such agent, as and to the extent practicable.

5.15        Exemption from Registration.

(a)       The offering, issuance, and distribution of the New Common Shares on account of the Term Loan B Claims, 2020 Notes Claims, 2017 Notes Claims, and the Rights Offering shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable U.S. state or other law requiring registration prior to the offering, issuance, distribution, or sale of securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code to the extent permitted or under the Securities Act by virtue of Section 4(a)(2) thereof, Regulation D and/or Regulation S.  Such New Common Shares will not be “restricted securities” as defined in Rule 144(a)(3) of the Securities Act and will be freely tradable and transferable by the initial recipients thereof, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 1145(b) of the Bankruptcy Code, and compliance with applicable securities laws, including Rule 144 of the Securities Act, and any rules and regulations of the SEC, if any, applicable at the time of any future transfer of such securities or instruments; provided that to the extent the issuance and distribution of any New Common Shares is being made in reliance on the exemption from registration set forth in section 4(a)(2) of the Securities Act, Regulation D and/or Regulation S, and similar registration exemptions applicable outside of the United States, such securities will be considered “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to the registration, or an applicable exemption from the registration requirements of the Securities Act and other applicable law.  The issuance of the New Common Shares pursuant to the Private Placement and the payment of the Rights Offering Commitment Fee is being made in reliance on the exemption from registration set forth in section 4(a)(2) of the Securities Act, Regulation D and/or Regulation S, and similar registration exemptions applicable outside of the United States, such securities will be considered “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned, or otherwise transferred only pursuant to the registration, or an applicable exemption from the registration requirements of the Securities Act and other applicable law.

(b)       Any securities issued under the Management Incentive Plan will be issued pursuant to a registration statement or available exemption from registration under the Securities Act and other applicable law.

(c)       To the extent securities were offered prior to the filing of this Plan, such securities were offered in reliance on the exemption provided by section 4(a)(2) of the Securities Act.

5.16        Officers and Boards of Directors.

(a)       The New Boards shall be selected by the Required Consenting Creditors and the identities of directors on the New Boards shall be set forth in the Plan Supplement, to the extent known at the time of filing, in accordance with 11 U.S.C. § 1129(a)(5).

(b)       Except to the extent that a member of the board of directors of a Debtor continues to serve as a director of such Debtor on the Effective Date, the members of the board of directors of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such member will be deemed to have resigned or shall otherwise cease to be a director of the applicable Debtor on the Effective Date.  Commencing on the Effective Date, each of the directors of the Reorganized Debtors shall serve pursuant to the terms of the applicable organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with such organizational documents.

5.17        Management Incentive Plan.  After the Effective Date, the Reorganized Debtors shall establish the Management Incentive Plan.  The Management Incentive Plan shall provide some combination of cash, options, and/or other equity-based compensation to the management of the Reorganized Debtors.  The new equity issued pursuant to the Management Incentive Plan shall dilute all of the other New Common Shares contemplated to be issued pursuant to this Plan.

5.18        New Shareholders Agreement.  On the Effective Date, Reorganized PDSA and all of the holders of New Common Shares then outstanding shall be deemed to be parties to the New Shareholders Agreement without the need for execution by any such holder other than Reorganized PDSA.  On the Effective Date, Reorganized PDSA shall enter into and deliver the New Shareholders Agreement to each Person or Entity that is intended to be a party thereto, and such New Shareholders Agreement shall be binding on Reorganized PDSA and all parties receiving, and all holders of, New Common Shares of Reorganized PDSA;  provided, that regardless of whether such parties execute the New Shareholders Agreement, such parties will be deemed to have signed the New Shareholders Agreement, which shall be as binding on such parties as if they had actually signed it.

5.19        Corporate Action.  Each of the matters provided for under this Plan involving the corporate structure of any Debtor or any corporate action to be taken by or required of any Debtor or Reorganized Debtor shall be deemed to have occurred and be effective as provided herein, and shall be authorized, approved, and, to the extent taken prior to the Effective Date, ratified in all respects without any requirement of further action by shareholders, members, creditors, directors, or managers of the Debtors or Reorganized Debtors, as applicable.  To the extent permitted by applicable law the authorizations and approvals contemplated by this Section 5.19 shall be effective notwithstanding any requirements under nonbankruptcy law.

5.20        Effectuating Documents;  Further Transactions.  The chairman of the board of directors, president, chief executive officer, chief financial officer, manager, or any other appropriate officer of the Debtors or, after the Effective Date, the Reorganized Debtors, shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan.  The secretary of the Debtors, or, after the Effective Date, of the Reorganized Debtors, shall be authorized to certify or attest to any of the foregoing actions.

5.21        Preservation of Retained Actions.  In accordance with section 1123(b)(3) of the Bankruptcy Code, the Reorganized Debtors will retain and may (but are not required to) enforce all Retained Actions.  After the Effective Date, the Reorganized Debtors, in their sole and absolute discretion, shall have the right to bring, settle, release, compromise, or enforce such Retained Actions (or decline to do any of the foregoing), without further approval of the Bankruptcy Court.  The Reorganized Debtors or any successors, in the exercise of their sole discretion, may pursue such Retained Actions so long as it is in the best interests of the Reorganized Debtors or any successors holding such rights of action.  The failure of the Debtors to specifically list any claim, right of action, suit, proceeding, or other Retained Action in this Plan, the Disclosure Statement, the Plan Supplement, or otherwise does not, and will not be deemed to, constitute a waiver or release by the Debtors or the Reorganized Debtors of such claim, right of action, suit, proceeding, or other Retained Action, and the Reorganized Debtors will retain the right to pursue such claims, rights of action, suits, proceedings, and other Retained Actions in their sole discretion and, therefore, no preclusion doctrine, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches will apply to such claim, right of action, suit, proceeding, or other Retained Action upon or after the Confirmation or consummation of this Plan.

5.22        Exemption from Certain Transfer Taxes and Recording Fees.  To the maximum extent provided by section 1146(a) of the Bankruptcy Code, any post-Confirmation sale by any Debtor or any transfer from any Entity pursuant to, in contemplation of, or in connection with this Plan or pursuant to:  (a) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors;  or (b) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, this Plan, including any deeds, bills of sale, assignments, or other instruments of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to this Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, or other similar tax or governmental assessment, in each case to the extent permitted by applicable bankruptcy law, and the appropriate state or local government officials or agents shall forego collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

5.23        Waiver of Certain Claims.  The Debtors waive any recovery on account of their holdings of the 2017 Notes.  For the avoidance of doubt, the consideration that would otherwise be distributed to the Debtors on account of their holdings of the 2017 Notes shall not be reallocated to Holders of 2017 Notes Claims.

5.24        Further Authorization.  The Debtors and the Reorganized Debtors shall be entitled to seek such orders, judgments, injunctions, and rulings as they deem necessary to carry out the intentions and purposes, and to give full effect to the provisions, of this Plan.

5.25        Indenture Trustee Fees and Expenses.  On and after the Confirmation Date, the Debtors or Reorganized Debtors shall pay to each Indenture Trustee in full in Cash, to the extent still outstanding and not previously paid (including, for the avoidance of doubt, any pre- and post-Confirmation Date amounts incurred and outstanding), the documented fees, expenses, and disbursements of such Indenture Trustee (including any contractual fees and the reasonable fees, disbursements, and other charges of their counsel) incurred in connection with, as applicable, the 2017 Notes, the 2020 Notes, the 2017 Notes Indenture, the 2020 Notes Indenture, the Chapter 11 Cases or the Plan (the “Indenture Trustee Fees and Expenses”).  The procedures governing payment of the fees and expenses of each Indenture Trustee set forth in Section 3.d of the Order  (A) Granting Adequate Protection, (B) Modifying the Automatic Stay and (C) Granting Relief [Dkt. No. 83] previously entered in these Chapter 11 Cases shall be the procedures governing payment of the Indenture Trustee Fees and Expenses under this Section; provided, that invoices submitted for payment pursuant to such procedures shall not be subject to review by the Office of the United States Trustee unless the Office of the United States Trustee notifies each Indenture Trustee in writing within 30 days after the Confirmation Date that such invoices are subject to its review as set forth in such procedures.  Nothing contained in the Plan or the Confirmation Order shall affect the right of an Indenture Trustee to assert its respective Charging Lien against any distribution relating to the 2017 Notes or 2020 Notes, as applicable, and deducting from such distribution an amount of New Common Shares deemed sufficient by the applicable Indenture Trustee to satisfy all unpaid Indenture Trustee Fees and Expenses owed to it; provided, that upon the full and indefeasible payment of all Indenture Trustees Fees and Expenses their respective Charging Liens shall be deemed released and discharged.

ARTICLE VI

DISTRIBUTIONS

6.1          Distributions Generally.  The Disbursing Agent shall make all Plan distributions on behalf of the Debtors in accordance with this Article VI and other governing terms of this Plan.

6.2          No Postpetition or Default Interest on Claims.  Unless required by the Bankruptcy Code or otherwise specifically provided for in this Plan, the Confirmation Order, or another order of the Bankruptcy Court, and notwithstanding any documents that govern the Debtors’ prepetition funded indebtedness to the contrary, postpetition and/or default interest shall not accrue or be paid on any Claims, and no Holder of a Claim shall be entitled to (a) interest accruing on such Claim on or after the Petition Date on any such Claim or (b) interest at the contract default rate, as applicable.

6.3          Date of Distributions.  Unless otherwise provided in this Plan, any distributions and deliveries to be made under this Plan shall be made on the Effective Date or as soon thereafter as is practicable;  provided, that the Reorganized Debtors may implement periodic distribution dates to the extent they determine them to be appropriate.

6.4          Distribution Record Date.  As of the close of business on the Distribution Record Date, the various lists of Holders of Claims in each Class, as maintained by the Debtors or their agents, shall be deemed closed, and there shall be no further changes in the record Holders of any Claims after the Distribution Record Date.  Neither the Debtors nor the Disbursing Agent shall have any obligation to recognize any transfer of a Claim occurring after the close of business on the Distribution Record Date.  In addition, with respect to payment of any Cure Amounts or disputes over any Cure Amounts, neither the Debtors nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable Executory Contract or Unexpired Lease, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure Amount.  For the avoidance of doubt, this Section 6.4 is not applicable to distributions to the Noteholders under the terms of this Plan.  For the avoidance of doubt, this Section 6.4 is not applicable to distributions to the Noteholders under the terms of this Plan.  For the avoidance of doubt, the Distribution Record Date shall not apply to the Debtors’ publicly-traded securities, the holders of which shall receive a Distribution in accordance with the Plan and the customary procedures of DTC on or as soon as practicable after the Effective Date.

6.5          Disbursing Agent.  All distributions under this Plan shall be made by the Disbursing Agent or, if applicable, its agent on and after the Effective Date as provided herein.  The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties.  The Reorganized Debtors shall use all commercially reasonably efforts to provide the Disbursing Agent (if other than the Reorganized Debtors) with the amounts of Claims and the identities and addresses of Holders of Claims, in each case, as set forth in the Debtors’ or Reorganized Debtors’ books and records.  The Reorganized Debtors shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtors) to comply with the reporting and withholding requirements outlined in Section 6.15 hereof.

6.6          Delivery of Distributions.  Subject to subsections [__] of this Section, the Disbursing Agent will issue or cause to be issued the applicable consideration under this Plan and, subject to Bankruptcy Rule 9010, will make all distributions as and when required by this Plan:  (a), in the case of Allowed RFC

Claims, Allowed SSCF Claims, Allowed Term Loan B Claims, Allowed 2017 Notes Claims and Allowed 2020 Notes Claims, to the appropriate RCF Administrative Agent, SSCF Administrative Agent, Term Loan B Administrative Agent or Indenture Trustee and (b), in the case of all other Allowed Claims, to the address of the Holder of such claim on the books and records of the Debtors or their agents or the address in any written notice of address change delivered to the Debtors or the Disbursing Agent, including any addresses included on any transfers of Claim filed pursuant to Bankruptcy Rule 3001.  In the event that any distribution is returned as undeliverable, no distribution or payment shall be made to such recipient unless and until the Disbursing Agent has been notified of the then-current address of recipient, at which time or as soon thereafter as reasonably practicable such distribution shall be made without interest.

(a)       The RCF Administrative Agent and its agents, successors, and assigns, or such Entity appointed by the RCF Administrative Agent, shall facilitate the making of distributions to Holders of Allowed RCF Claims in accordance with the RCF Credit Agreement.  Notwithstanding the terms of the Intercreditor Agreement, Plan distributions on account of Allowed RCF Claims shall be made by the RCF Administrative Agent.

(b)       The Term Loan B Administrative Agent, its agents, successors, and assigns, or such Entity appointed by the Term Loan B Administrative Agent shall facilitate the making of distributions to Holders of Allowed Term Loan B Claims in accordance with the Term Loan B Credit Agreement.  Notwithstanding the terms of the Intercreditor Agreement, Plan distributions on account of Allowed Term Loan B Claims shall be made to the Term Loan B Administrative Agent.

(c)       As soon as practicable after the Effective Date, and subject to the Charging Liens of each Indenture Trustee, the Disbursing Agent shall make all distributions with respect to the 2017 Notes Claim and the 2020 Notes Claim (and in the case of distributions with respect to the 2020 Notes Claim, notwithstanding the terms of the Intercreditor Agreement) to the applicable Indenture Trustee (or directly to DTC upon the written consent of the applicable Indenture Trustee) for onward distribution (less any applicable Charging Liens) to the appropriate Noteholders (i) through DTC in exchange for the 2017 Notes and the 2020 Notes, as applicable, including the related book entry positions relating to such notes, or (ii) in the event the New Common Shares are not eligible for distribution through the facilities of DTC, pursuant to a written process developed and implemented by the Debtors or Reorganized Debtors and the Disbursing Agent, in consultation with the applicable Indenture Trustee, to facilitate such distributions to the appropriate Noteholders and the elimination of the 2017 Notes or 2020 Notes, as applicable, including all book entry positions relating to such notes, from DTC’s books and records (in either case, the “Distribution Process”).  Each Indenture Trustee shall be held fully harmless for its utilization of and reliance on the Distribution Process to effectuate distributions relating to the 2017 Notes, the 2020

Notes, the 2017 Notes Claim, the 2020 Notes Claim, to the appropriate Noteholders.  Nothing in this Plan shall be deemed to impair, waive, or discharge the Indenture Trustees’ Charging Liens.

As a condition precedent to the distributions provided for in this subsection, the Noteholders shall be deemed to have surrendered their 2017 Notes, 2020 Notes, book entry positions related to such notes and other documentation underlying such notes, as applicable, all of which shall be deemed to be cancelled in accordance with Section 5.3 of this Plan.  With respect to each of the distributions to be made to the Noteholders, the obligations of the applicable Indenture Trustee relating to such distribution shall be discharged and deemed satisfied upon (i) DTC’s receipt of such distribution, or (ii) in accordance with the Distribution Process.

(d)       The SSCF Administrative Agent and its agents, successors, and assigns, or such Entity appointed by the SSCF Administrative Agent, shall facilitate the making of distributions to Holders of Allowed SSCF Claims in accordance with the SSCF Credit Agreement.  Plan distributions on account of Allowed SSCF Claims shall be made by the SSCF Administrative Agent.

(e)       Notwithstanding anything in this Plan to the contrary and subject to Article VI hereof, in connection with any distribution under this Plan to be effected through the facilities of DTC (whether by means of book-entry exchange, free delivery, or otherwise), the Debtors and Reorganized Debtors, as applicable, will be entitled to recognize and deal for all purposes under this Plan with Holders of the Allowed RCF Claims and Allowed Term Loan B Claims, to the extent consistent with the customary practices of DTC used in connection with such distributions.  With respect to the New Common Shares to be distributed under this Plan through the facilities of DTC, all of such New Common Shares shall be issued in the names of such Holders or their nominees in accordance with DTC’s book-entry exchange procedures;  provided, that such New Common Shares are permitted to be held through DTC’s book-entry system;  provided, further, that to the extent that New Common Shares are not eligible for distribution in accordance with DTC’s customary practices, the Reorganized Debtors will take all such reasonable actions as may be required to cause distributions of the New Common Shares under this Plan.

6.7          Unclaimed Property.  One year from the later of:  (a) the Effective Date and (ii) the date that is ten (10) Business Days after the date a Claim is first Allowed, all distributions payable on account of such Claim shall be deemed unclaimed property under section 374(b) of the Bankruptcy Code and shall revert to the Reorganized Debtors or their successors or assigns, and all claims of any other Person (including the Holder of a Claim in the same Class) to such distribution shall be discharged and forever barred.  The Reorganized Debtors and the Disbursing Agent shall have no obligation to attempt to locate any Holder of an Allowed Claim other than by reviewing the Debtors’ books and records and the Bankruptcy Court’s filings.

6.8          Satisfaction of Claims.  Unless otherwise provided herein, any distributions and deliveries to be made on account of Allowed Claims under this Plan shall be in complete and final satisfaction, settlement, and discharge of and exchange for such Allowed Claims.

6.9          Manner of Payment Under Plan.  Except as specifically provided herein, at the option of the Debtors or the Reorganized Debtors, as applicable, any Cash payment to be made under this Plan may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtors.

6.10        Fractional Shares and Notes and De Minimis Cash Distributions.  No fractional New Common Shares shall be distributed.  When any distribution would otherwise result in the issuance of a number of New Common Shares that is not a whole number, the New Common Shares subject to such distribution shall be rounded to the next higher or lower whole number as follows:  (a) fractions equal to or greater than ½ shall be rounded to the next higher whole number, and (b) fractions less than ½ shall be rounded to the next lower whole number.  For the avoidance of doubt, DTC is considered a single holder for rounding and distribution purposes.  The total number of New Common Shares to be distributed on account of Allowed Claims will be adjusted as necessary to account for the rounding provided for herein.  No consideration will be provided in lieu of fractional shares that are rounded down.  Neither the Reorganized Debtors nor the Disbursing Agent shall have any obligation to make a distribution that is less than (1) New Common Share or $50.00 in Cash.  Fractional New Common Shares that are not distributed in accordance with this section shall be returned to, and ownership thereof shall vest in, Reorganized PDSA.  The New First Lien Notes and the New Second Lien PIK Toggle Notes shall be issued in denominations of one thousand dollars ($1,000) or any integral multiples thereof and any other amounts shall be rounded down.

6.11        No Distribution in Excess of Amount of Allowed Claim.  Notwithstanding anything to the contrary in this Plan, no Holder of an Allowed Claim shall receive, on account of such Allowed Claim, Plan distributions in excess of the Allowed amount of such Claim (plus any postpetition interest on such Claim solely to the extent permitted by Section 6.2 of this Plan).

6.12        Allocation of Distributions Between Principal and Interest.  Except as otherwise provided in this Plan and subject to Section 3.3 of this Plan, to the extent that any Allowed Claim entitled to a distribution under this Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated first to the principal amount (as determined for federal income tax purposes) of the Claim and then to accrued but unpaid interest.

6.13        Setoffs and Recoupments.  Each Reorganized Debtor or its designee as instructed by such Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, offset or recoup against any Allowed Claim and the distributions to be made pursuant to this Plan on account of such Allowed Claim any and all claims, rights, and Causes of Action that a Reorganized Debtor or its successors may hold against the Holder of such Allowed Claim after the Effective Date to the extent that such setoff or recoupment is either (a) agreed in amount among the relevant Reorganized Debtor(s) and Holder of the Allowed Claim or (b) otherwise adjudicated by the Bankruptcy Court or another court of competent jurisdiction;  provided, that neither the failure to effect a setoff or recoupment nor the allowance of any Claim hereunder will constitute a waiver or release by a Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Reorganized Debtor or its successor or assign may possess against such Holder.

6.14        Rights and Powers of Disbursing Agent.

(a)       Powers of the Disbursing Agent.  The Disbursing Agent shall be empowered to:  (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under this Plan;  (ii) make all applicable distributions or payments provided for under this Plan;  (iii) employ professionals to represent it with respect to its responsibilities;  and (iv) exercise such other powers (a) as may be vested in the Disbursing Agent by order of the Bankruptcy Court (including any order issued after the Effective Date) or pursuant to this Plan or (2) as deemed by the Disbursing Agent to be necessary and proper to implement the provisions of this Plan.

(b)       Expenses Incurred on or After the Effective Date.  Except as otherwise ordered by the Bankruptcy Court and subject to the written agreement of the Reorganized Debtors, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including, without limitation, taxes) and any reasonable compensation and expense reimbursement Claims (including, without limitation, for reasonable attorneys’ and other professional fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors.

6.15        Withholding and Reporting Requirements.  In connection with this Plan and all instruments issued in connection therewith and distributed thereon, the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions under this Plan shall be subject to any such withholding and reporting requirements.  In the case of a non-Cash distribution that is subject to withholding, the distributing party may withhold an appropriate portion of such distributed property and sell such withheld property to generate the Cash necessary to pay over the withholding tax.  Any amounts withheld pursuant to the preceding sentence shall be deemed to have been distributed to and received by the applicable recipient for all purposes of this Plan.

Notwithstanding the above, each Holder of an Allowed Claim or Interest that is to receive a distribution under this Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed on such Holder by any governmental unit, including income, withholding, and other tax obligations, on account of such distribution.  The Reorganized Debtors have the right, but not the obligation, to not make a distribution until such Holder has made arrangements satisfactory to any issuing or disbursing party for payment of any such tax obligations.

The Reorganized Debtors may require, as a condition to receipt of a distribution, that the Holder of an Allowed Claim complete and return a Form W-8 or W-9, as applicable to each such Holder.  If the Reorganized Debtors make such a request and the Holder fails to comply before the date that is 180 days after the request is made, the amount of such distribution shall irrevocably revert to the applicable Reorganized Debtor and any Claim in respect of such distribution shall be discharged and forever barred from assertion against such Reorganized Debtor or its respective property.

6.16        Claims Paid or Payable by Third Parties.

(a)       Claims Paid by Third Parties.  The Debtors or the Reorganized Debtors, as applicable, shall reduce a Claim, and such Claim shall be Disallowed without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment on account of such Claim from a party that is not a Debtor or a Reorganized Debtor.  Subject to the last sentence of this paragraph, to the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within fourteen (14) days of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under this Plan exceeds the amount of such Claim as of the date of any such distribution under this Plan.  The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Reorganized Debtor annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the 14-day period specified above until the amount is repaid.

(b)       Claims Payable by Third Parties.  Except as otherwise provided in this Plan, (i) no distributions under this Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy, and (ii) to the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claims objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

(c)       Applicability of Insurance Proceeds.  Except as otherwise provided in this Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy.  Nothing contained in this Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein (i) constitute or be deemed a waiver by such insurers of any rights or defenses, including coverage defenses, held by such insurers, or (ii) establish, determine, or otherwise imply any liability or obligation, including any coverage obligation, of any insurer.

ARTICLE VII

PROCEDURES FOR DISPUTED CLAIMS

7.1          Allowance of Claims.  After the Effective Date, each of the Debtors or the Reorganized Debtors shall have and retain any and all rights and defenses such Debtor had with respect to any Claim immediately before the Effective Date.  Except as expressly provided in this Plan or in any order entered in these Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under this Plan or the Bankruptcy Court has entered a Final Order, including the Confirmation Order (when it becomes a Final Order), in these Chapter 11 Cases allowing such Claim.

7.2          Objections to Claims.

(a)       Authority.  The Debtors, and after the Effective Date, the Reorganized Debtors shall have authority to file objections to any Claim, and to withdraw any objections to any Claim that they may file.  The Debtors, and after the Effective Date, the Reorganized Debtors shall have authority to settle, compromise, or litigate to judgment any objections to any Claim.  Except as set forth above, after the Effective Date, the Reorganized Debtors also shall have the right to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

(b)       Objection Deadline.  As soon as practicable, but no later than the Claim Objection Deadline, the Debtors, and after the Effective Date, the Reorganized Debtors may file objections with the Bankruptcy Court and serve such objections on the Holders of the Claims to which such objections are made.  Nothing contained herein, however, shall limit the right of the Reorganized Debtors to object to Claims, if any, filed or amended after the Claim Objection Deadline.  The Claim Objection Deadline may be extended by the Bankruptcy Court upon motion by the Reorganized Debtors.

7.3          Estimation of Claims.  The Reorganized Debtors may at any time request that the Bankruptcy Court estimate any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether the Debtors or Reorganized Debtors previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection.  In the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claim, the amount so estimated shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court.  If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtors or Reorganized Debtors, as applicable, may pursue supplementary proceedings to object to the allowance of such Claim.  All of the aforementioned objection, estimation, and resolution procedures are intended to be cumulative and not exclusive of one another.  Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

7.4          No Distributions Pending Allowance.  If an objection to a Claim is filed as set forth in Section 7.2 hereof, no payment or distribution provided under this Plan shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

7.5          Resolution of Claims.  Except as otherwise provided herein, or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with this Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all Claims, Disputed Claims, rights, Causes of Action, suits, and proceedings, whether in law or in equity, whether known or unknown, that the Debtors or their estates may hold against any Person, without the approval of the Bankruptcy Court, the Confirmation Order, and any contract, instrument, release, indenture, or other agreement entered into in connection herewith.  The Reorganized Debtors or their successors may pursue such retained Claims, rights, Causes of Action, suits, or proceedings, as appropriate, in accordance with the best interests of the Debtors.

7.6          Disallowed Claims.  All Claims held by persons or entities against whom or which any of the Debtors or the Reorganized Debtors has commenced a proceeding asserting a Cause of Action under sections 542, 543, 544, 545, 547, 548, 549, and/or 550 of the Bankruptcy Code shall be deemed Disallowed Claims pursuant to section 502(d) of the Bankruptcy Code and Holders of such Claims shall not be entitled to vote to accept or reject this Plan.  Claims that are deemed disallowed pursuant to this Section 7.6 shall continue to be Disallowed for all purposes until such Claim has been settled or resolved by Final Order and any sums due to the Debtors or the Reorganized Debtors from such party have been paid.

ARTICLE VIII

TREATMENT OF EXECUTORY CONTRACTS

AND UNEXPIRED LEASES

8.1          Assumption of Executory Contracts and Unexpired Leases.  Except as otherwise provided in this Plan, on the Effective Date, all Executory Contracts and Unexpired Leases of the Debtors shall be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, unless such Executory Contract or Unexpired Lease (a) has previously been rejected by order of the Bankruptcy Court in effect as of the Effective Date (which order may be the Confirmation Order);  (b) is the subject of a motion to reject filed on or before the Effective Date; (c) is identified on the Schedule of Rejected Executory Contracts or Unexpired Leases to be filed with the Plan Supplement; or (d) has expired or terminated pursuant to its own terms.

8.2          D&O Liability Insurance Policies.  As of the Effective Date, the D&O Liability Insurance Policies shall be treated as if they were Executory Contracts that are assumed under this Plan.  Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors foregoing assumption of each of the D&O Liability Insurance Policies.  Notwithstanding anything to the contrary contained in this Plan, Confirmation of this Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such indemnity obligation shall be deemed and treated as an Executory Contract that has been assumed by the Debtors under this Plan as to which no Proof of Claim need be filed.

8.3          Indemnification.  Except as otherwise specifically limited in this Plan, any obligations or rights of the Debtors to defend, indemnify, reimburse, or limit the liability of the Debtors’ present and former directors, officers, employees, agents, representatives, attorneys, accountants, financial advisors, restructuring advisors, investment bankers, and consultants (the “Covered Persons”) pursuant to the Debtors’ certificates of incorporation, by-laws, indemnification agreements, policy of providing employee indemnification, applicable law, or specific agreement in respect of any claims, demands, suits, Causes of Action, or proceedings against such Covered Persons based upon any act or omission related to such Covered Persons’ service with, for, or on behalf of the Debtors prior to the Effective Date, shall be treated as if they were Executory Contracts that are assumed under this Plan and shall survive the Effective Date and remain unaffected thereby, and shall not be discharged, irrespective of whether such defense, indemnification, reimbursement, or limitation of liability is owed in connection with an occurrence before or after the Petition Date.

8.4          Employee Benefit Plans and Agreements.  As, and subject to the occurrence, of the Effective Date, all employee compensation and benefit plans, policies, and programs of the Debtors applicable generally to their employees, including agreements and programs subject to section 1114 of the Bankruptcy Code, as in effect on the Effective Date, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death and dismemberment insurance plans, and workers’ compensation programs, shall be deemed to be, and shall be treated as though they are, Executory Contracts that are assumed under this Plan by the Reorganized Debtors, and the Debtors’ obligations under such agreements and programs shall survive the Effective Date of this Plan, without prejudice to the Reorganized Debtors’ rights under applicable nonbankruptcy law to modify, amend, or terminate the foregoing arrangements, except for (a) such Executory Contracts or plans specifically rejected pursuant to this Plan (to the extent such rejection does not violate section 1114 of the Bankruptcy Code) and (b) such Executory Contracts or plans that have previously been terminated or rejected, pursuant to a Final Order, or specifically waived by the beneficiaries of such plans, contracts, or programs.

8.5          Cure of Defaults Under Assumed Contracts.  The Reorganized Debtors shall cure any monetary defaults under any Executory Contract and Unexpired Lease to be assumed pursuant to this Plan by paying to the non-Debtor counterparty the full amount of any monetary default in the ordinary course of business.  Accordingly, no party to an Assumed Contract need file any cure Claim, and the Debtors need not file any lists of any proposed cure claims, with the Bankruptcy Court.  Notwithstanding the foregoing, the Reorganized Debtors and counterparties to Assumed Contracts reserve all their rights in the event of a dispute over the amount of a cure claim.  If there is any such dispute that cannot be resolved consensually, then either party must file with the Bankruptcy Court a request for allowance and payment of such cure Claim within seventy-five (75) days after the Effective Date.  Moreover, the Reorganized Debtors shall be authorized to reject any Executory Contract or Unexpired Lease to the extent the Reorganized Debtors, in the exercise of their sound business judgment, conclude that the amount of the cure Claim as determined by the Bankruptcy Court, renders assumption of such Executory Contract or Unexpired Lease unfavorable to the Reorganized Debtors.

ARTICLE IX

CONDITIONS PRECEDENT TO CONFIRMATION

AND CONSUMMATION OF THIS PLAN

9.1          Conditions Precedent to Confirmation of the Plan.  The following are conditions precedent to the confirmation of the Plan:

(a)       an order, in form and substance acceptable to the Debtors and the Required Consenting Creditors, finding that the Disclosure Statement contains adequate information pursuant to section 1125 of the Bankruptcy Court shall have been entered by the Bankruptcy Court;

(b)       the Plan and the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed and shall be consistent in all material respects with the Plan Support Agreement;  and

(c)       the Plan Support Agreement shall not have been terminated and shall be in full force and effect.

9.2          Conditions Precedent to the Effective Date.  The Debtors shall request that the Confirmation Order include a finding by the Bankruptcy Court that, notwithstanding Bankruptcy Rule 3020(e), the Confirmation Order shall take effect immediately upon its entry.  The following are conditions precedent to the occurrence of the Effective Date, each of which must be satisfied or waived in accordance with the terms hereof:

(a)       the Bankruptcy Court shall have entered the Confirmation Order, which shall be in form and substance acceptable to the Debtors and the Required Consenting Creditors, and the Confirmation Order shall have become a Final Order and shall, among other things, provide that the Debtors and the Reorganized Debtors are authorized to take all actions necessary or appropriate to enter into, implement, and consummate the agreements and documents created in connection with this Plan;

(b)       the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein (and any amendment thereto) shall have been filed with the Bankruptcy Court in a manner consistent in all material respects with the Plan Support Agreement;

(c)       all documents related to, provided for therein, or contemplated by the New First Lien Notes, the New Second Lien PIK Toggle Notes, the Rights Offering, the Rights Offering Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Agreement, and the New Intercreditor Agreement shall be consistent in all material respects with the Plan and the Plan Support Agreement and shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied (other than the occurrence of the Effective Date), which shall occur simultaneously with the satisfaction of all conditions precedent under such documents;

(d)       all conditions precedent to the effectiveness of the New First Lien Notes Indenture, the New Second Lien PIK Toggle Notes Indenture, the Rights Offering, the Rights Offering Commitment Agreement, the New Second Lien PIK

Toggle Notes Commitment Agreement, and the New Intercreditor Agreement have occurred or been waived;

(e)       the New First Lien Notes, the New Second Lien PIK Toggle Notes and the Rights Offering shall have been fully funded;

(f)        the Professional Fee Escrow shall have been funded;

(g)       the Plan Support Agreement shall not have been terminated and shall be in full force and effect;

(h)       all governmental and third-party approvals and consents, including Bankruptcy Court approval, necessary in connection with the transactions contemplated by this Plan shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions;  and

(i)        all documents and agreements necessary to implement this Plan shall have (i) been tendered for delivery and (ii) been effected or executed by all Entities party thereto, and all conditions precedent to the effectiveness of such documents and agreements shall have been satisfied or waived pursuant to the terms of such documents or agreements.

9.3          Waiver of Conditions Precedent.  Each of the conditions precedent in Sections 9.1 and 9.2 hereof may be waived only if waived in writing by the Debtors and the Requisite Consenting Creditors without notice, leave or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate this Plan.

9.4          Effect of Failure of Conditions.  If the conditions listed in Sections 9.1 and 9.2 of the Plan are not satisfied or waived in accordance with Section 9.3 of the Plan on or before the first Business Day that is more than thirty (30) days after the date on which the Confirmation Order is entered or by such later date as may be agreed between the Debtors and the Required Consenting Creditors and set forth by the Debtors in a notice filed with the Bankruptcy Court prior to the expiration of such period, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims by or against or any Interests in the Debtors, (b) prejudice in any manner the rights of any Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking by the Debtors, any Holders of Claims or Interests, or any other Entity.

ARTICLE X

EFFECT OF PLAN CONFIRMATION

10.1        Binding Effect.  Following the Effective Date, this Plan shall be binding upon and inure to the benefit of the Debtors, their Estates, all present and former Holders of Claims and Interests, whether or not such Holders voted in favor of this Plan, and their respective successors and assigns.

10.2        Releases and Related Matters.

(a)       Releases by the Debtors.  Pursuant to section 1123(b) of the Bankruptcy Code, and without limiting any other applicable provisions of, or releases contained in, this Plan, as of the Effective Date, the Debtors and their Estates, the Reorganized Debtors, and any other person seeking to exercise the rights of the Estates, to the extent permitted by applicable law, shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged any and all liabilities, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise that such Person or Entity has, had, or may have against any Released Party (which release shall be in addition to the discharge of Claims and termination of Interests provided herein and under the Confirmation Order and the Bankruptcy Code), in each case, relating to a Debtor, the Estates, the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation, or consummation of this Plan, the Exhibits, the Plan Support Agreement, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the New Shareholders Agreement, the Rights Offering, the New Second Lien PIK Toggle Notes Commitment Agreement, the Rights Offering Commitment Agreement, or the Restructuring Transactions, or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under this Plan or the obligations assumed hereunder;  provided, however, that the foregoing provisions shall have no effect on:  (i) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under this Plan or any contract, instrument, release, or other agreement or document (A) previously assumed, (B) entered into during the Chapter 11 Cases, or (C) to be entered into, assumed, or delivered in connection with this Plan;  or (ii) the liability of any Released Party that would otherwise result from any act or omission of such Released Party to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud).  For the avoidance of doubt, nothing in this Section shall relieve any Released Party from any obligation or liability under this Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor Release is:  (1) essential to the Confirmation of the Plan;  (2) an exercise of the Debtors’ business judgment;  (3) in exchange for the good and valuable consideration and substantial contributions provided by the Released Parties;  (4) a good faith settlement and compromise of the Claims released by the Debtor Release;  (5) in the best interests of the Debtors and all holders of Claims and Interests;  (6) fair, equitable, and reasonable;  (7) given and made after due notice and opportunity for hearing;  and (8) a bar to any of the Debtors, the Reorganized Debtors, and the Estates and each of their current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former officers, managers, directors, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, principals, members, employees, agents, managed accounts or funds, management companies, fund advisors, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such asserting any Claim or Cause of Action released pursuant to the Debtor Release.

(b)       Releases by the Releasing Parties.  Without limiting any other applicable provisions of, or releases contained in, this Plan, as of the Effective Date, in consideration for the obligations of the Debtors and the Reorganized Debtors under this Plan, and the consideration and other contracts, instruments, releases, agreements, or documents to be entered into or delivered in connection with this Plan, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released, waived, and discharged any and all liabilities whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that such Releasing Party has, had, or may have against any Released Party (which release shall be in addition to the discharge of Claims and termination of Interests provided herein and under the Confirmation Order and the Bankruptcy Code), in each case, relating to a Debtor, the Estates, the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation, or consummation of this Plan, the Exhibits, the Plan Support Agreement, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the New Shareholders Agreement, the Rights Offering, the New Second Lien PIK Toggle Notes Commitment Agreement, the Rights Offering Commitment Agreement, or the Restructuring Transactions or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under this Plan or the obligations assumed hereunder;  provided, however, that the foregoing provisions of this Section shall have no effect on:  (i) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under this Plan or any contract, instrument, release, or other agreement or document (A) previously assumed, (B) entered into during the Chapter 11 Cases, or (C) to be entered into, assumed, or delivered in connection with this Plan;  (ii) the liability of any Released Party that would otherwise result from any act or omission of such Released Party to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud);  or (iii) any non-Released Party.  For the avoidance of doubt, nothing in this provision shall relieve any Released Party from any obligation or liability under this Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained herein, and, further, shall constitute the Bankruptcy Court’s finding that the Third-Party Release is:  (1) essential to the Confirmation of the Plan;  (2) given in exchange for the good and valuable consideration and substantial contributions provided by the Released Parties;  (3) a good faith settlement and compromise of the Claims released by the Third-Party Release;  (4) in the best interests of the Debtors and their Estates; (5) fair, equitable, and reasonable;  (6) given and made after due notice and opportunity for hearing;  and (7) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release.

(c)       Waiver of Statutory Limitation on Releases.  Without limiting any other applicable provisions of, or releases contained in, this Plan, each Releasing Party in each of the releases contained in this Plan (including under this Section 10.2) expressly acknowledges that although ordinarily a general release may not extend to claims which the releasing party does not know or suspect to exist in his favor, which if known by it may have materially affected its settlement with the party released, it has carefully considered and taken into account in determining to enter into the above releases the possible existence of such unknown losses or claims.  Without limiting the generality of the foregoing, each Releasing Party expressly waives any and all rights conferred upon it by any statute or rule of law which provides that a release does not extend to claims which the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it may have materially affected its settlement with the Released Party, including the provisions of California Civil Code Section 1542.  The releases contained in Article  X of this Plan are effective regardless of whether those released matters are presently known, unknown, suspected or unsuspected, foreseen or unforeseen.

10.3        Discharge of the Debtors.

(a)       Upon the Effective Date, except as provided in this Plan or the Confirmation Order, the Debtors, and each of them, shall be deemed discharged and released under section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to, demands and liabilities that arose before the Effective Date, and all debts of the kind specified in section 502 of the Bankruptcy Code, whether or not (i) a Proof of Claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (ii) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, (iii) a Claim based upon such debt is or has been disallowed by order of the Bankruptcy Court, or (iv) the Holder of a Claim based upon such debt accepted this Plan.

(b)       As of the Effective Date, except as provided in this Plan or the Confirmation Order, all Persons shall be precluded from asserting against the Debtors or the Reorganized Debtors any other or further Claims, debts, rights, Causes of Action, claims for relief, liabilities, or Interests relating to the Debtors based upon any act, omission, transaction, occurrence, or other activity of any nature that occurred prior to the Effective Date.  In accordance with the foregoing, except as provided in this Plan or the Confirmation Order, the Confirmation Order shall be a judicial determination of discharge of all such Claims and other debts and liabilities against the Debtors, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment obtained against the Debtors at any time, to the extent that such judgment relates to a discharged Claim.

(c)       For the avoidance of doubt, this Section 10.3 shall not apply to any Claims, debts, rights, Causes of Action, claims for relief, liabilities or Interests arising under the New Secured Debt Documents, whether executed prior to, on, or after the Effective Date.

10.4        Injunction.  Except as otherwise provided in this Plan or the Confirmation Order, from and after the Effective Date, (a) to the extent a party’s Claim is discharged pursuant to this Plan or the Confirmation Order, such party shall be permanently enjoined from pursuing such Claim against the parties that have been discharged pursuant to this Plan or the Confirmation Order, and (b) to the extent a party’s Claim has been released pursuant to this Plan or the Confirmation Order, such Releasing Party shall be permanently enjoined from pursuing such Claim against the applicable Released Party, including (i) commencing or continuing in any manner any action or other proceeding of any kind, including on account of any Claims, Interests, Causes of Action, or liabilities that have been Released;  (ii) enforcing, levying, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order;  (iii) creating, perfecting, or enforcing any Lien, Claim, or encumbrance of any kind;  (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any debt, liability, or obligation due to the Debtors, Reorganized Debtors, or Released Parties;  and (v) commencing or continuing any act, in any manner, or in any place to assert any Claim, or send any notice or invoice in respect of any Claim that has been discharged or released under this Plan or that does not otherwise comply with or is inconsistent with the provisions of this Plan;  provided,  however, that nothing contained in this Plan shall (x) preclude an Entity from obtaining benefits directly and expressly provided to such Entity pursuant to the terms of this Plan;  or (y) be construed to prevent any Entity from defending against Claims objections or collection action, whether by asserting a right of setoff, recoupment, or otherwise, to the extent permitted by law;  or (z) enjoining or precluding any Entity that is not a Releasing Party from taking any of the foregoing enforcement actions against any PSA Party or its assets or property on account of any Claims, Interests, Obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, or liabilities that such Entity has not waived, discharged, compromised, or released pursuant to this Plan or that have not been exculpated pursuant to Section 10.5 of this Plan.

10.5        Exculpation and Limitation of Liability.  From and after the Effective Date, the Exculpated Parties shall neither have nor incur any liability to any Person or Entity, and no Holder of a Claim or Interest, no other party in interest, and none of their respective Representatives shall have any right of action against any Exculpated Party or any of their respective Representatives for any act taken or omitted to be taken before the Effective Date based on the Chapter 11 Cases, the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation, or consummation of this Plan, the Exhibits, the Disclosure Statement, any amendments thereof or supplements thereto, the Plan Supplement, the New Secured Debt Documents, the New Intercreditor Agreement, the New Shareholders Agreement, the Rights Offering, the New Second Lien PIK Toggle Notes Commitment Agreement, the Rights Offering Commitment Agreement, or the Restructuring Transactions or any other transactions in connection with the Chapter 11 Cases or any contract, instrument, release, or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under this Plan or the obligations assumed hereunder;  provided,  however, that the foregoing provisions of this Section 10.5 shall have no effect on:  (a) the liability of any Person or Entity that would otherwise result from the failure to perform or pay any obligation or liability under this Plan or any contract, instrument, release, or other agreement or document (i) previously assumed, (ii) entered into during the Chapter 11 Cases, or (iii) to be entered into or delivered in connection with this Plan;  or (b) the liability of any Exculpated Party from any obligation or liability under this Plan.

10.6        Term of Bankruptcy Injunction or Stays.  Except as provided otherwise in this Plan, from and after the entry of an order closing these Chapter 11 Cases, the automatic stay of section 362(a) of the Bankruptcy Code shall terminate.

10.7        Post-Confirmation Date Retention of Professionals.  Upon the Confirmation Date, any requirement that professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date will terminate and the Reorganized Debtors will employ and pay professionals in the ordinary course of business.

ARTICLE XI

RETENTION OF JURISDICTION

11.1        Retention of Jurisdiction.  Pursuant to sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction (unless otherwise indicated) over all matters arising in, arising out of, and/or related to, the Chapter 11 Cases and this Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

(a)       resolve any matters related to the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which any Debtor is a party or with respect to which any Debtor may be liable and to hear, determine, and, if necessary, liquidate any Claims arising therefrom;

(b)       decide or resolve any motions, adversary proceedings, contested, or litigated matters, and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date (which jurisdiction shall be non-exclusive as to any such non-core matters);

(c)       enter such orders as may be necessary or appropriate to implement or consummate the provisions of this Plan, and all contracts, instruments, releases, and other agreements or documents created in connection with this Plan, the Disclosure Statement, the Plan Supplement, or the Confirmation Order (including New First Lien Notes, the New Second Lien PIK Toggle Notes, the Rights Offering, the Rights Offering Commitment Agreement, the New Second Lien PIK Toggle Notes Commitment Agreement, and the New Intercreditor Agreement);

(d)       resolve any cases, controversies, suits, or disputes that may arise in connection with the consummation, interpretation, or enforcement of this Plan or any contract, instrument, release, or other agreement or document that is executed or created pursuant to this Plan, or any entity’s rights arising from or obligations incurred in connection with this Plan or such documents;

(e)       modify this Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with this Plan or the Confirmation Order, or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, this Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with this Plan or the Confirmation Order, in such manner as may be necessary or appropriate to consummate this Plan;

(f)        hear and determine all applications for compensation and reimbursement of expenses of Professionals under this Plan or under sections 330, 331, 503(b), and 1129(a)(4) of the Bankruptcy Code;  provided, however, that from and after the Confirmation Date the payment of fees and expenses by the Reorganized Debtors, including professional fees, shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

(g)       issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with consummation, implementation, or enforcement of this Plan or the Confirmation Order;

(h)       adjudicate controversies arising out of the administration of the Estates or the implementation of this Plan;

(i)        resolve any cases, controversies, suits, or disputes that may arise in connection with Claims, including without limitation, the Bar Date, related notice, claim objections, allowance, disallowance, estimation, and distribution;

(j)        hear and determine Retained Actions by or on behalf of the Debtors or the Reorganized Debtors;

(k)       enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked, or vacated, or distributions pursuant to this Plan are enjoined or stayed;

(l)        determine any other matters that may arise in connection with or relate to this Plan, the Disclosure Statement, the Confirmation Order, the Plan Supplement, or any contract, instrument, release, or other agreement or document created in connection with this Plan, the Plan Supplement, the Disclosure Statement, or the Confirmation Order;

(m)      enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Chapter 11 Cases;

(n)       hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under the Bankruptcy Code;  and

(o)       enter an order closing the Chapter 11 Cases.

11.2        Jurisdiction for Certain Other Agreements.  This Plan shall not modify the jurisdictional provisions of the New Secured Debt Documents or the New Intercreditor Agreement.  Notwithstanding anything herein to the contrary, on and after the Effective Date, the Bankruptcy Court’s retention of jurisdiction pursuant to this Plan shall not govern the enforcement or adjudication of any rights or remedies with respect to or as provided in the New Secured Debt Documents or the New Intercreditor Agreement, and the jurisdictional provisions of such documents shall control.

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.1        Payment of Statutory Fees.  All fees payable pursuant to section 1930 of title 28 of the United States Code shall be paid on the earlier of when due or the Effective Date.

12.2        Amendment or Modification of this Plan.  Subject to section 1127 of the Bankruptcy Code and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code, the Debtors reserve the right to alter, amend, or modify this Plan at any time prior to or after the Confirmation Date but prior to the substantial consummation of this Plan, subject to the consent of the Required Consenting Creditors.  A Holder of a Claim that has accepted this Plan shall be deemed to have accepted this Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such Holder.

12.3        Substantial Consummation.  On the Effective Date, this Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

12.4        Severability of Plan Provisions.  If, prior to the Confirmation Date, any term or provision of this Plan is determined by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted.  Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of this Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation.  The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of this Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

12.5        Successors and Assigns.  This Plan shall be binding upon and inure to the benefit of the Debtors, and their respective successors and assigns, including, without limitation, the Reorganized Debtors.  The rights, benefits, and obligations of any Entity named or referred to in this Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor, or assign of such Entity.

12.6        Revocation, Withdrawal, or Non-Consummation.  The Debtors reserve the right to revoke or withdraw this Plan at any time prior to the Confirmation Date and to file other plans of reorganization, subject to the consent of the Required Consenting Creditors.  If the Debtors revoke or withdraw this Plan, or if Confirmation or consummation of this Plan does not occur, then (a) this Plan shall be null and void in all respects;  (b) any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount any Claim or Class of Claims), assumption of Executory Contracts or Unexpired Leases effected by this Plan, and any document or agreement executed pursuant to this Plan shall be deemed null and void;  and (c) nothing contained in this Plan, and no acts taken in preparation for consummation of this Plan, shall (i) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person, (ii) prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors, or (iii) constitute an admission of any sort by the Debtors or any other Person.

12.7        Governing Law.  Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an Exhibit hereto or a schedule in the Plan Supplement provides otherwise, the rights, duties and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of law thereof.

12.8        Time.  In computing any period of time prescribed or allowed by this Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

12.9        Immediate Binding Effect.  Notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of this Plan and Plan Supplement shall be immediately effective and enforceable and deemed binding upon and inure to the benefit of the Debtors, the New First Lien Noteholders, the New Second Lien PIK Noteholders, the Rights Offering Commitment Parties, and the New Second Lien PIK Toggle Notes Commitment Parties, the Holders of Claims and Interests, the Released Parties, the Exculpated Parties, and each of their respective successors and assigns, including, without limitation, the Reorganized Debtors.

12.10      Entire Agreement.  On the Effective Date, this Plan, the Plan Supplement, and the Confirmation Order shall supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into this Plan.

12.11      Notice.  All notices, requests, and demands to or upon the Reorganized Debtors to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile or other electronic transmission, when received and telephonically confirmed, addressed as follows:

PACIFIC DRILLING S.A.
11700 Katy Freeway
Houston, TX 77079
(713) 334-6662
Attention:  Paul Reese and Lisa Buchanan
Email:  p.reese@pacificdrilling.com, l.buchanan@pacific
drilling.com

and

TOGUT, SEGAL & SEGAL LLP
One Penn Plaza, Suite 3335
New York, New York 10019
(212) 594-5000
Attention:  Albert Togut, Frank A. Oswald, Kyle J. Ortiz, and
Charles M. Persons
E-mail: altogut@teamtogut.com, frankoswald@teamtogut.com,
kortiz@teamtogut.com, cpersons@teamtogut.com

Counsel for Debtors and Debtors in Possession

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:  Andrew N. Rosenberg and Elizabeth R. McColm
E-mail: arosenberg@paulweiss.com, emccolm@paulweiss.com

Counsel for the Ad Hoc Group

12.12      Exhibits.  All Exhibits to this Plan are incorporated and are a part of this Plan as if set forth in full herein.

12.13      Filing of Additional Documents.  On or before substantial consummation of this Plan, the Debtors shall file such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan.

12.14      Conflicts.  In the event that provisions of the Disclosure Statement and provisions of this Plan conflict, the terms of this Plan shall govern.

Dated: July 31, 2018
New York, New York

PACIFIC DRILLING S.A.
(for itself and on behalf of each of the other Debtors)

By:	/s/ Lisa Manget Buchanan
	Name:	Lisa Manget Buchanan
	Title:	Senior Vice President, General Counsel, and Secretary